As filed with the Securities and Exchange Commission on November 18, 1997
                           Registration No. 333-32553

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                            PRE-EFFECTIVE AMENDMENT TO
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                     AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                              (Exact Name of Trust)

                     AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                               (Name of Depositor)

                               One American Square
                        Indianapolis, Indiana 46282
               (Address of Depositor's Principal Executive Office)

                              John C. Swhear, Esq.
                                     Counsel
                     American United Life Insurance Company(R)
                               One American Square
                           Indianapolis, Indiana 46282
               (Name and Address of Agent for Service of Process)

                                   Copies to:
                                Jeffrey S. Puretz
                          Dechert Price & Rhoads
                              1500 K Street, N.W.
                             Washington, D.C. 20005

                         -----------------------------

          Title  of  securities  being  registered:  Interests  in the  Separate
          Account  under  Modified   Single  Premium   Variable  Life  Insurance
          Policies.


          Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

               AUL American Individual Variable Life Unit Trust of
                     American United Life Insurance Company(R)

                        Modified Single Premium Variable
                             Life Insurance Policies

                             RECONCILIATION AND TIE

                  (Form N-8B-2 Items required by Instruction as
                         to the Prospectus in Form S-6)


Form N-8B-2                                                     Form S-6
Item Number                                               Heading in Prospectus

1.       (a) Name of trust..............................  Prospectus front cover

         (b) Title of securities issued.................  Prospectus front cover

2.       Name and address of each depositor............   Prospectus front cover

3.       Name and address of trustee....................  N/A

4.       Name and address of each principal
           underwriter..................................  Sale of the Policies

5.       State of organization of trust.................  Separate Account

6.       Execution and termination of trust
           agreement....................................  Separate Account

9.       Litigation....................................   Other Information
                                                           About the Policies
                                                           and AUL - Litigation

                      II. General Description of the Trust
                           and Securities of the Trust

10.      (a)      Registered or bearer                    Summary and Diagram
                    securities............................ of the Policy

         (b)      Cumulative or distributive              Summary and Diagram
                    securities............................ of the Policy

         (c)      Withdrawal or Redemption.............   Cash Benefits-Policy
                                                           Loans; Cash Benefits
                                                           - Surrendering the
                                                           Policy for Net Cash
                                                           Value

         (d)     Conversion, transfer, etc............   Premium Payments and
                                                           Allocations-Transfer
                                                           Privilege; Premium
                                                           Payments and
                                                           Allocations-Dollar
                                                           Cost Averaging
                                                           Program; Premium
                                                           Payments and
                                                           Allocations-Portfolio
                                                           Rebalancing Program;
                                                           Cash Benefits-Policy
                                                           Loans; Cash Benefits
                                                           -Partial Surrenders;
                                                           Other Policy Benefits
                                                           and Provisions-
                                                           Exchange for Paid-Up
                                                           Policy

         (e)      Lapse or Default......................   Premium Payments and
                                                            Allocations-Premium
                                                            Payments to Prevent
                                                            Lapse; Other Policy
                                                            Benefits and
                                                            Provisions-
                                                            Reinstatement

         (f)      Voting rights..........................  Other Information
                                                            About the Policies
                                                            and AUL-Voting
                                                            Rights

         (g)      Notice to security holders.............. Other Policy Benefits and Provisions-
                                                            Changes in the
                                                            Policy or Benefits;
                                                            Other Policy
                                                            Benefits and
                                                            Provisions Reports
                                                            to Policy Owners;
                                                            Other Information
                                                            About the Policies
                                                            and AUL-Addition,
                                                            Deletion or
                                                            Substitution of
                                                            Investments

         (h)      Consents required......................   Other Information
                                                             About the Policies
                                                             and AUL  - Voting
                                                             Rights; Other
                                                             Policy Benefits
                                                             and Provisions -
                                                             Changes in the
                                                             Policy or Benefits;
                                                             Other Information
                                                             About the Policies
                                                             and AUL- Voting
                                                             Rights; Other
                                                             Information About
                                                             the Policies and
                                                             AUL  - Addition,
                                                             Deletion or
                                                             Substitution of
                                                             Investments

         (i)      Other provisions......................  Premium Payments and
                                                           Allocations; Charges
                                                           and Deductions; Death
                                                           Benefits; Cash
                                                           Benefits;
                                                           Summary and Diagram
                                                           of the Policy

11.      Type of securities comprising units............  Prospectus front cover; General
                                                           Information About
                                                           AUL, the Separate
                                                           Account and the Funds

12.      Certain information regarding
          periodic payment plan certificates............  General Information
                                                           About AUL, the
                                                           Separate Account and
                                                           the Funds - The Funds

13.      (a)      Load, fees, expenses, etc.............. Charges and Deductions

         (b)      Certain information regarding
                    periodic payment plan
                    certificates..........................N/A

         (c)      Certain percentages.....................Charges and Deductions

         (d)      Certain other fees, etc................ Charges and Deductions

         (e)      Certain other profits or  benefits..... Premium Payments and
                                                           Allocations-Transfer
                                                           Privilege;
                                                           Illustrations of
                                                           Account Values, Cash
                                                           Values, Death
                                                           Benefits and
                                                           Accumulated Premium
                                                           Payments

         (f)      Other benefits.........................General Information
                                                           About AUL, the
                                                           Separate Account and
                                                           the Funds - The Funds

         (g)      Ratio of annual charges to
                    income................................N/A

14.      Issuance of trust's securities...................Summary and Diagram of the Policy; Premium
                                                           Payments and
                                                           Allocations

15.      Receipt and handling of payments                 Premium Payments and
           from purchasers................................ Allocations

16.      Acquisition and disposition of                   General Information
          underlying securities........................... about AUL, the
                                                           Separate Account and
                                                           the Funds; Charges
                                                           and Deductions - Fund
                                                           Expenses

17.      Withdrawal or redemption.........................Premium Payments and
                                                           Allocations -Transfer
                                                           Privilege; Charges
                                                           and Deductions -
                                                           Surrender Charge;
                                                           Cash Benefits -
                                                           Surrendering the
                                                           Policy for Net Cash
                                                           Value; Cash Benefits
                                                           -Policy Loans; Cash
                                                           Benefits - Partial
                                                           Surrenders; Cash
                                                           Benefits-Settlement
                                                           Options; Other
                                                           Information About
                                                           the Policies and
                                                           AUL  - Reinstatement

18.      (a)      Receipt, custody and                    General Information
                   disposition of income .................   About AUL,
                                                             the Separate
                                                             Account and the
                                                             Funds - Separate
                                                             Account; Other
                                                             Policy Benefits and
                                                             Provisions -
                                                             Dividends; Tax
                                                             Considerations

         (b)      Reinvestment of
                    distributions........................ N/A

         (c)      Reserves or special funds.............. N/A

         (d)      Schedule of distributions.............. N/A

19.      Records, accounts and reports................... Other Policy Benefits and Provisions
                                                           - Reports to Policy
                                                           Owners

20.      Certain miscellaneous provisions
           of trust agreement:

         (a)      Amendment.............................  N/A

         (b)      Termination...........................  N/A

         (c)      and (d) Trustee, removal and
                    successor............................ N/A

         (e)      and (f) Depositors, removal
                    and successor........................ N/A

21.      Loans to security holders....................... Cash Benefits -
                                                           Policy Loans

22.      Limitations on liability........................ N/A

23.      Bonding arrangements............................ N/A

24.      Other material provisions of
           trust agreement............................... Other Information
                                                           About the Policies
                                                           and AUL

                        III. Organizations, Personnel and
                             Affiliated Persons of Depositor

25.      Organization of depositor......................  AUL

26.      Fees received by depositor

         (a)      Under the policies....................  N/A

         (b)      From the Funds........................  General Information
                                                            About AUL, the
                                                            Separate Account and
                                                            the Funds - The
                                                            Funds

27.      Business of depositor..........................  General Information
                                                           About AUL, the
                                                           Separate Account and
                                                           the Funds - AUL

28.      Certain information as to officials
          and affiliated persons of depositor..........   Other Information
                                                           About the Policies
                                                           and AUL - AUL
                                                           Directors and
                                                           Executive Officers

29.      Voting securities of depositor.................. N/A

30.      Persons controlling depositor................... N/A

31.      Payments by depositor for certain
           services rendered to trust.................... N/A

32.      Payments by depositor for certain
           other services rendered to
           trust........................................  N/A

33.      Remuneration of employees of
           depositor for certain services
           rendered to trust............................  N/A

34.      Remuneration of other persons
           for certain services rendered
           to trust.....................................  N/A

                  IV. Distribution and Redemption of Securities

35.      Distribution of trust's securities
           by states....................................  N/A

37.      Revocation of authority to
           distribute..................................  N/A

38.      (a)   Method of distribution..................  Other Information About the Policies and AUL
                                                           -Sale of the Policies

         (b)   Underwriting agreements..................  Other Information
                                                           About the Policies
                                                           and AUL - Sale of the
                                                           Policies

         (c)   Selling agreements........................ Other Information
                                                            About the Policies
                                                            and AUL - Sale of
                                                            the Policies

39.      (a)      Organization of principal
                    underwriters........................  See Item 25

         (b)      N.A.S.D. membership of
                    principal underwriters.............  Other Information
                                                          About the Policies
                                                          and AUL - Sale of the
                                                          Policies
40.      Certain fees received by principal
           underwriters.................................. See Item 26

41.      (a)      Business of each principal
                    underwriter.......................... See Item 27

42.      Ownership of trust's securities
           by certain persons............................ N/A

43.      Certain brokerage commissions
           received by principal
           underwriters.................................  N/A

44.      (a)      Method of valuation...................  How Your Account
                                                           Values Vary

         (b)      Schedule as to offering
                    price...............................  Charges and Deductions

         (c)      Variation in offering price
                    to certain persons..................  Charges and Deductions

45.      Suspension of redemption rights................  N/A

46.      (a)      Redemption Valuation..................  How Your Account Value
                                                           Varies; Cash
                                                           Benefits - Surrender
                                                           Charge

         (b)      Schedule as to redemption
                   price................................. Cash Benefits -
                                                           Surrender Charge

47.      Maintenance of position in
          underlying securities.........................  General Information
                                                           About AUL, the
                                                           Separate Account
                                                           and the Funds
                                                           Separate Account;
                                                           General Information
                                                           About AUL, the
                                                           Separate Account
                                                           and the Funds -  The
                                                           Funds; Premium
                                                           Payments and
                                                           Allocations -
                                                           Premium Allocations
                                                           and Crediting

               V. Information Concerning the Trustee or Custodian

48.      Organization and regulation of
           trustee.......................................  N/A

49.      Fees and expenses of trustees...................  N/A

50.      Trustee's lien..................................  N/A

                     VI. Information Concerning Insurance of
                              Holders of Securities

51.      Insurance of holders of trust's                  Summary and Diagram
          securities....................................   of the Policy;
                                                           General Information
                                                           About AUL, the
                                                           Separate Account and
                                                           the Funds; Death
                                                           Benefits; Cash
                                                           Benefits; Other
                                                           Policy Benefits and
                                                           Provisions; Other
                                                           Information About the
                                                           Policies and AUL;
                                                           Premium Payments and
                                                           Allocations

52.      (a)      Provisions of trust agreement
                    with respect to selection or
                    elimination of underlying
                    securities..........................  Other Information
                                                           About the Policies
                                                           and AUL - Addition,
                                                           Deletion or
                                                           Substitution of
                                                           Investments; General
                                                           Information About
                                                           AUL, the Separate
                                                           Account and the Funds

         (b)      Transactions involving elimination
                    of underlying securities.............. N/A

         (c)      Policy regarding substitution
                    or elimination of under-
                    lying securities.....................  See Item 52(a)

         (d)      Fundamental policy not other-
                    wise covered........................   N/A

53.      Tax status of trust............................   Tax Considerations

                   VIII. Financial and Statistical Information

54.      Trust's securities during last
           ten years..................................... N/A

55.      Trust's securities during last
           ten years..................................... N/A

                                   PROSPECTUS

             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                    American United Life Insurance Company(R)
                               One American Square
                           Indianapolis, Indiana 46282



This Prospectus describes a modified single premium variable life insurance policy (the "Policy") offered by American United Life Insurance Company(R) ("AUL," "we," "us" or "our"). The Policy is designed to provide insurance protection on the Insured (or Insureds if you choose the Last Survivor Rider) named in the Policy.

The Policy gives you the opportunity to allocate premiums and Account Value to one or more Investment Accounts of the AUL American Individual Variable Life Unit Trust (the "Separate Account"). The assets of each Investment Account are invested in a corresponding mutual fund portfolio (each, a "Portfolio") of AUL American Series Fund, Inc., Alger American Portfolio, American Century Variable Portfolios, Inc., Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, and T. Rowe Price Equity Series, Inc. (each a "Fund"). Each Fund, and its Portfolio(s), is managed by the investment adviser shown below:


Fund                                                 Investment Adviser

AUL American Series Fund, Inc.                       AUL
     AUL American Equity Portfolio
     AUL American Bond Portfolio
     AUL American Money Market Portfolio
     AUL American Managed Portfolio

Alger American Fund                                  Fred Alger & Company
     Alger American Growth Portfolio

American Century Variable Portfolios, Inc.           American Century Investment Management,
     American Century VP Capital Appreciation        Inc.
           Portfolio
     American Century VP International Portfolio

Fidelity Variable Insurance Products Fund            Fidelity Management & Research Company
     VIP Equity-Income Portfolio
     VIP Growth Portfolio
     VIP High Income Portfolio
     VIP Money Market Portfolio
     VIP Overseas Portfolio

Fidelity Variable Insurance Products Fund II         Fidelity Management & Research Company
     VIP II Asset Manager Portfolio
     VIP II Contrafund Portfolio
     VIP II Index 500 Portfolio

T. Rowe Price Equity Series, Inc.                    T. Rowe Price Associates, Inc.
     T. Rowe Price Equity Income Portfolio



The prospectuses for the Funds describe their respective Portfolios, including the risks of investing in the Portfolios, and provide other information on the Funds.

AUL guarantees that the Death Benefit Proceeds will never be less than the specified Death Benefit in force (less any outstanding loan and loan interest and plus any benefits provided by rider) so long as sufficient premiums are paid to keep the Policy in force.

The Policy provides for a Net Cash Value that can be obtained by surrendering the Policy. Because this value is based on the performance of the Portfolios of the Funds, there is no guaranteed minimum Net Cash Value.

If the Net Cash Value is insufficient to cover the Monthly Deduction under the Policy, the Policy will lapse without value. The Policy also permits loans and Partial Surrenders, within limits.

It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy, or exchange it for a paid-up policy for a reduced Death Benefit that provides benefits that do not vary with the investment results of a separate account.

THIS PROSPECTUS PRESENTS THE INFORMATION YOU SHOULD KNOW BEFORE DECIDING TO PURCHASE A POLICY. IT SHOULD BE RETAINED FOR FUTURE REFERENCE. PROSPECTUSES FOR THE FUNDS SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAYMENTS (PRINCIPAL).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                 The Date of this Prospectus is __________,1997.

                               PROSPECTUS CONTENTS
                                                                        Page

DEFINITIONS OF TERMS.....................................................5

SUMMARY AND DIAGRAM OF THE POLICY........................................9

GENERAL INFORMATION ABOUT AUL, THE SEPARATE ACCOUNT AND THE FUNDS.......12
         AUL............................................................12
         Separate Account...............................................13
         The Funds......................................................13

PREMIUM PAYMENTS AND ALLOCATIONS........................................17
         Applying for a Policy..........................................17
         Right to Examine Policy........................................18
         Premiums.......................................................18
         Premium Payments to Prevent Lapse..............................19
         Premium Allocations and Crediting..............................19
         Transfer Privilege.............................................20
         Dollar Cost Averaging Program..................................21
         Portfolio Rebalancing Program..................................22

CHARGES AND DEDUCTIONS..................................................22
         Monthly Deduction..............................................22
         Annual Contract Charge.........................................24
         Surrender Charge...............................................24
         Taxes..........................................................25
         Special Uses...................................................25
         Fund Expenses..................................................26

HOW YOUR ACCOUNT VALUES VARY............................................26
         Determining the Account Value..................................26
         Cash Value and Net Cash Value..................................27

DEATH BENEFIT...........................................................28
         Amount of Death Benefit Proceeds...............................28
         Death Benefit..................................................28
         Selecting and Changing the Beneficiary.........................29

CASH BENEFITS...........................................................29
         Policy Loans...................................................29
         Surrendering the Policy for Net Cash Value.....................31
         Partial Surrenders.............................................31
         Settlement Options.............................................32
         Specialized Uses of the Policy.................................33
         Life Insurance Retirement Plans................................33
         Risks of Life Insurance Retirement Plans.......................34

ILLUSTRATIONS OF ACCOUNT VALUES, CASH VALUES, DEATH BENEFITS
         AND ACCUMULATED PREMIUM PAYMENTS...............................35

OTHER POLICY BENEFITS AND PROVISIONS....................................46
         Limits on Rights to Contest the Policy.........................46
         Changes in the Policy or Benefits..............................46
         Exchange for Paid-Up Policy....................................46
         When Proceeds Are Paid.........................................47
         Dividends......................................................47
         Reports to Policy Owners.......................................47
         Assignment.....................................................47
         Reinstatement..................................................48
         Rider Benefits.................................................48

TAX CONSIDERATIONS......................................................49
         Tax Status of the Policy.......................................49
         Tax Treatment of Policy Benefits...............................51
         Estate and Generation Skipping Taxes...........................53
         Life Insurance Purchased for Use in Split Dollar Arrangements..54
         Non-Individual Ownership of Contracts..........................54
         Possible Charge for AUL's Taxes................................54

OTHER INFORMATION ABOUT THE POLICIES AND AUL............................54
         Policy Termination.............................................54
         Resolving Material Conflicts...................................54
         Addition, Deletion or Substitution of Investments..............55
         Voting Rights..................................................56
         Sale of the Policies...........................................57
         AUL Directors and Executive Officers...........................57
         State Regulation...............................................62
         Additional Information.........................................63
         Independent Auditors...........................................63
         Litigation.....................................................63
         Legal Matters..................................................63
         Financial Statements...........................................63

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUSES OF THE FUNDS, OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THE FUNDS.

                              DEFINITIONS OF TERMS

ACCOUNT VALUE

          The Account Value is the sum of your interest in the Variable Account and the Loan Account.

AGE

          Issue Age means the Insured's age as of the Contract Date. Attained Age means the Issue Age increased by one for each complete Policy Year.

CASH VALUE

          The Cash Value is the Account Value less the Surrender Charge.

CONTRACT DATE

          The  date  from  which  Monthiversaries,   Policy  Years,  and  Policy
          Anniversaries are measured. Suicide and incontestability periods are measured from the Contract Date.

DEATH BENEFIT AND DEATH BENEFIT PROCEEDS

          This Policy has a death benefit that is described herein. The Death Benefit Proceeds are the Death Benefit less any outstanding loan and loan interest, plus any benefits provided by rider.

FACE AMOUNT

          The Face Amount shown on the Policy Data Page of the Policy, or as subsequently changed under the Partial Surrender provision.

HOME OFFICE

          One American Square, Indianapolis, Indiana 46282.

INITIAL MAXIMUM PREMIUM

          An amount set to be less than or equal to the initial premium limit required to qualify the Policy as life insurance under the Internal Revenue Code.

INSURED

          The insured named on the Policy Data Page of the Policy. The Insured may or may not be the Owner. An available rider provides for coverage on the lives of two Insureds.

INVESTMENT ACCOUNTS

          One  or  more  of  the  subdivisions  of the  Separate  Account.  Each
          Investment Account is invested in a corresponding Portfolio of a particular mutual fund.

ISSUE DATE


          The date the Policy is issued.

LOAN ACCOUNT

          A portion of the Account Value which is collateral for loan amounts.

MINIMUM INSURANCE PERCENTAGE

          The minimum percentage of insurance required to qualify the Policy as life insurance under the Internal Revenue Code. A table of these amounts is on the Policy Data Page of your Policy.

MONTHIVERSARY

          The same date of each month as the Contract Date. If a Monthiversary falls on a day which is not a Valuation Date, the processing of the Monthiversary will be the next Valuation Date.

NET CASH VALUE

          Cash Value less outstanding loans and loan interest.

OWNER

          The owner named in the application for a Policy, unless changed.

PARTIAL SURRENDER

          A withdrawal of a portion of the Account Value.

POLICY ANNIVERSARY

          The same date each year as the Contract Date.

POLICY DATA PAGE

          The Policy Data Page in your Policy, or the supplemental Policy Data Page most recently sent to you by us.

POLICY YEAR

          One year from the Contract Date and from each Policy Anniversary.

PORTFOLIO

          A separate investment fund in which the Separate Account invests.

PROPER NOTICE

          Notice that is received at our Home Office in a form acceptable to us.

RISK AMOUNT

          The Death Benefit divided by 1.00246627 less the Account Value.

SEPARATE ACCOUNT

          AUL American Individual Variable Life Unit Trust. The Separate Account is segregated into several Investment Accounts, each of which invests in a corresponding mutual fund portfolio.

VALUATION DATE

          Valuation Dates are the dates on which the Investment Accounts are valued. A Valuation Date is any date on which the New York Stock Exchange is open and we are open for business.

VALUATION PERIOD

          A Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.

VARIABLE ACCOUNT

          The Account Value of this Policy which is invested in one or more Investment Accounts.

WE

          "We", "us" or "our" means AUL.

YOU

          "You" or "your" means the Owner of this Policy.

                        SUMMARY AND DIAGRAM OF THE POLICY


The following summary of Prospectus information and diagram of the Policy should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Policy in this Prospectus assumes that the Policy is in force, that the Last Survivor Rider is not in force, and that there are no outstanding loans and loan interests.

The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, typically the Owner of a Policy pays premium payments for insurance coverage on the Insured. Also, like fixed-benefit life insurance, the Policy provides for accumulation of premiums and a Net Cash Value that is payable if the Policy is surrendered during the Insured's lifetime. As with fixed-benefit life insurance, the Net Cash Value during the early Policy Years is likely to be lower than the premium payments paid.

However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Account Value will increase or decrease to reflect the investment performance of the Investment Accounts to which Account Value is allocated. Also, there is no guaranteed minimum Net Cash Value. If the Net Cash Value is insufficient to pay the Monthly Deduction, the Policy will lapse without value after a grace period. See "Premium Payments to Prevent Lapse." If a Policy lapses while loans are outstanding, adverse tax consequences may result. See "Tax Considerations."

The most important features of the Policy, such as charges, cash surrender benefits, Death Benefit, and calculation of Cash Values, are summarized in the diagram on the following pages.

     Purpose of the Policy. The Policy is designed to provide long-term insurance benefits, and may also provide long-term accumulation of Cash Value. The Policy should be evaluated in conjunction with other insurance policies that you own, as well as the need for insurance and the Policy's long-term potential for growth. It may not be advantageous to replace existing insurance coverage with this Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations. See "Illustrations" below and "Specialized Uses of the Policy."

     Illustrations. Illustrations included in this Prospectus or used in connection with the purchase of a Policy that illustrate Policy Cash Values and Death Benefit Proceeds for prototype insureds are based on hypothetical rates of return.

The   illustrations   show  Policy   values   based  on  current   charges  and,
alternatively, based on guaranteed charges. See "Illustrations of Account Values, Net Cash Values, Death Benefits and Accumulated Premium Payments."

     Policy Tax Compliance. AUL intends for the Policy to satisfy the definition of a life insurance policy under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). It is expected that most Policies will be treated as modified endowment contracts ("Modified Endowments") under federal tax law. AUL will monitor the Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of violating the federal tax definition of life insurance. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a Modified Endowment, see "Tax Considerations."

     Right to Examine Policy and Policy Exchange. For a limited time, you have the right to cancel your Policy and receive a refund. See "Right to Examine Policy." Premiums are generally allocated to the Investment Accounts on the later of the day the "right to examine" period expires, or the date we receive the premium at our Home Office. See "Premium Allocations and Crediting."

You may exchange the Policy for a paid-up whole life policy with a level face amount, not greater than the Policy's Face Amount, that can be purchased by the Policy's Net Cash Value. See "Exchange for Paid-Up Policy."

     Owner Inquiries. If you have any questions, you may write or call our Home Office at One American Square, P.O. Box 7127, Indianapolis, Indiana 46206-7127, 1-800-863-9354.


                               Diagram of Contract

                                Premium Payments

You may elect to pay an initial premium payment that is equivalent to 80%, 90% or 100% of the Initial Maximum Premium plan but are not required to pay premium payments according to the plan.

The Policy's maximum initial premium payment depends on the Insured's age, sex and risk class, initial Face Amount selected, and any supplemental and/or rider benefits.

Extra premium payments may be necessary to prevent lapse.

                              Net Premium Payments

You direct the allocation of Net Premium payments among 16 Investment Accounts of the Separate Account. (See rules and limits on premium payment allocations.)

Each Investment Account invests in a corresponding portfolio of a mutual fund:



 Mutual Fund                                             Portfolio

 AUL American Series Fund, Inc.                          Equity Portfolio
                                                         Bond Portfolio
                                                         Managed Portfolio
                                                         Money Market Portfolio

 Alger American Fund                                     Alger American Growth Portfolio

 American Century Variable Portfolios, Inc.              American  Century VP Capital Appreciation Portfolio
                                                         American Century VP International Portfolio

 Fidelity Variable Insurance Products Fund               VIP Equity-Income Portfolio
                                                         VIP Growth Portfolio
                                                         VIP High Income Portfolio
                                                         VIP Money Market Portfolio
                                                         VIP Overseas Portfolio

 Fidelity Variable Insurance Products Fund II            VIP II Asset Manager Portfolio
                                                         VIP II Contrafund Portfolio
                                                         VIP II Index 500 Portfolio

 T. Rowe Price Equity Series, Inc.                       T. Rowe Price Equity Income Portfolio



                                   Deductions

                               From Account Value

Monthly deduction for cost of insurance, administration fees, state and Federal taxes and charges for any supplemental and/or rider benefits. Administration fees are currently 1/12 of 0.40% of Account Value per month. An annual contract fee of $30 will be deducted on a monthly basis if Account Value is less than $50,000.

                            From Investment Accounts

Monthly charge at a guaranteed annual rate of 0.90% from the Investment Accounts during the first 10 Policy Years and 0.80% thereafter for mortality and expense risks.

Investment advisory fees and operating expenses are deducted from the assets of each Portfolio.



                                  Account Value

Contract Value is equal to premiums, as adjusted each Valuation Date to reflect Investment Account investment experience, charges deducted and other Policy transactions (such as transfers, loans and surrenders).

Varies from day to day. There is no minimum guaranteed Account Value. The Policy may lapse if the Net Cash Value is insufficient to cover a Monthly Deduction due.

Can be transferred among the Investment Accounts. A transfer fee of $25.00 may apply if more than 12 transfers are made in a Policy Year.

Is the starting point for calculating certain values under a Policy, such as the Cash Value, Net Cash Value and the Death Benefit used to determine Death Benefit Proceeds.

                   Cash Benefits                              Death Benefits

 Loans may be taken for amounts up to 90% of the              Income tax free to beneficiary.
 Account Value, less loan interest due on the next
 Policy Anniversary and any surrender charges.                Available as lump sum or under a variety of
                                                              settlement options.

 Partial Surrenders generally can be made provided            For all policies, Face Amount generated by the
 there is  sufficient  remaining Net Cash Value.              the selection of the initial premium amount.
 Partial  Surrenders reduce the Face Amount
 proportionately.

 The Policy may be surrendered in full at any time            Death Benefit equal to the specified amount.
 for its Net Cash Value.  A surrender charge will
 apply during the first ten Policy Years after
 issue.                                                       Supplemental and/or rider benefits may be available.

 Settlement options are available.

 Loans, Partial Surrenders, and Full Surrenders may have adverse tax consequences.


        GENERAL INFORMATION ABOUT AUL, THE SEPARATE ACCOUNT AND THE FUNDS

AUL

The Policies are issued by AUL which is a mutual life insurance company organized under the laws of the State of Indiana. It was originally incorporated as a fraternal society in 1877 under the laws of the federal government, and reincorporated under the laws of the State of Indiana in 1933. AUL is currently licensed to transact life insurance business in 48 states and the District of Columbia. AUL conducts a conventional life insurance, reinsurance, and annuity business. At December 31, 1996, AUL had assets of $7,852,292,848 and a policy owners' surplus of $572,825,650.

AUL is subject to regulation by the Department of Insurance of the State of Indiana as well as by the insurance departments of all other states and jurisdictions in which it does business. We submit annual statements on our operations and finances to insurance officials in such states and jurisdictions. The forms for the Policy described in this Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Policies are sold.

Separate Account

The Separate Account was established as a segregated investment account under Indiana law on July 10, 1997. It is used to support the Policies and may be used to support other variable life insurance contracts, and for other purposes permitted by law. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment
Company Act of 1940 (the "1940 Act"). AUL has established other segregated investment accounts, some of which also are registered with the SEC.

The Separate Account is divided into Investment Accounts. The Investment Accounts available under the Policies invest in shares of Portfolios of the Funds. The Separate Account may include other Investment Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus. The assets in the Separate Account are owned by AUL.

Income, gains and losses, realized or unrealized, of an Investment Account are credited to or charged against the Investment Account without regard to any other income, gains or losses of AUL. Applicable insurance law provides that assets equal to the reserves and other contract liabilities of the Separate Account are not chargeable with liabilities arising out of any other business of AUL. AUL is obligated to pay all benefits provided under the Policies.

The Funds

Each Fund is registered with the SEC as a diversified, open-end management investment company under the 1940 Act, although the SEC does not supervise their management or investment practices and policies. Each of the Funds comprises one or more of the Portfolios and other series that may not be available under the Policies. The investment objectives of each of the Portfolios is described below.

         AUL American Series Fund, Inc.

         AUL American Equity Portfolio. The primary investment objective of the AUL American Equity Portfolio is long-term capital appreciation. The Portfolio seeks current investment income as a secondary objective. The Portfolio attempts to achieve these objectives by investing primarily in equity securities selected on the basis of fundamental investment research for their long-term growth prospects.

         AUL American Bond Portfolio. The primary investment objective of the AUL American Bond Portfolio is to provide a high level of income consistent with prudent investment risk. As a secondary objective, the Portfolio seeks to provide capital appreciation to the extent consistent with the primary objective. The Portfolio attempts to achieve these objectives by investing primarily in corporate bonds and other debt securities.

         AUL American Money Market Portfolio. The investment objective of the AUL American Money Market Portfolio is to provide a high level of current income while preserving assets and maintaining liquidity and investment quality. The Portfolio attempts to achieve this objective by investing in short-term money market instruments that are of the highest quality.

         AUL American Managed Portfolio. The investment objective of the AUL American Managed Portfolio is to provide a high total return consistent with prudent investment risk. The Portfolio attempts to achieve this objective through a fully managed investment policy utilizing publicly traded common stock, debt securities (including convertible debentures), and money market securities.

         Alger American Fund

         Alger American Growth Portfolio. The Alger American Growth Portfolio is a growth portfolio that seeks to obtain long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of one billion dollars or greater.

         American Century Variable Portfolios, Inc.

         American Century VP Capital Appreciation Portfolio. The American Century VP Capital Appreciation Portfolio seeks capital growth by investing primarily in common stocks (including securities convertible into common stocks and other equity equivalents) and other securities that meet certain fundamental and technical standards of selection and have, in the opinion of the Portfolio's investment manager, better than average potential for appreciation. The Portfolio tries to stay fully invested in such securities, regardless of the movement of prices generally.

         American Century VP International Portfolio. The American Century VP International Portfolio seeks to achieve its investment objective of capital growth by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and have, in the opinion of the investment manager, potential for appreciation. The Portfolio will invest primarily in common stocks (defined to include depository receipts for common stock and other equity equivalents) of such companies. Investment in securities of foreign issuers typically involves a greater degree of risk than investment in domestic securities.

         Fidelity Variable Insurance Products Fund

         VIP Equity-Income Portfolio. The VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities; the Portfolio will also consider the potential for capital appreciation.

         VIP Growth Portfolio. The VIP Growth Portfolio seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although the Portfolio's investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

         VIP High Income Portfolio. The VIP High Income Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. These include securities commonly referred to as junk bonds, the risks of which are described in the prospectus for the Fund.

         VIP Money Market Portfolio. The VIP Money Market Portfolio seeks to maintain a stable $1.00 share price and a high level of current income while preserving capital and liquidity. The Portfolio invests its assets in high-quality, U.S. dollar-denominated money market securities of domestic and foreign issuers.

         VIP Overseas Portfolio. The VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

         Fidelity Variable Insurance Products Fund II

         VIP II Asset Manager Portfolio. The VIP II Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

         VIP II Contrafund Portfolio. The Contrafund Portfolio seeks capital appreciation by investing primarily in companies that the managers of the Portfolio believe to be undervalued due to an overly pessimistic appraisal by the public.

         VIP II Index 500 Portfolio. The VIP II Index 500 Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the Portfolio attempts to duplicate the composition and total return of the Standard & Poor's Composite Index of 500 Stocks.

         T. Rowe Price Equity Series, Inc.

         T. Rowe Price Equity Income Portfolio. The T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income as well as long-term capital appreciation through investments in common stocks of established companies.

THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.

                               FUND EXPENSE TABLE

         The purpose of the following table is to assist investors in understanding the various costs and expenses that Owners bear indirectly. The table reflects expenses of the Funds for the fiscal year ended December 1, 1996. Expenses of the Funds as shown under "Fund Annual Expenses" are not fixed or specified under the terms of the Policy and may vary from year to year. The fees in this expense table have been provided by the Funds and have not been independently verified by AUL. The information contained in the table is not generally applicable to amounts allocated to payments under Settlement Option.

Fund Annual Expenses (as a percentage of net assets of each Fund)

                                                           Management/                                   Total Fund
Portfolio                                                 Advisory Fee         Other Expenses          Annual Expenses

AUL American Series Fund, In.
   American Equity Portfolio                                  0.50%(1)              0.20%                  0.70%
   American Bond Portfolio                                    0.50%(1)              0.21%                  0.71%
   American Money Market Portfolio                            0.50%(1)              0.20%                  0.70%
   American Managed Portfolio                                 0.50%(1)              0.20%                  0.70%
Alger American Fund
   Alger American Growth Portfolio                            0.75%                 0.04%                  0.79%
American Century Variable Portfolios, Inc.
   American Century VP Capital Appreciation                   1.00%                 0.00%                  1.00%
Portfolio
   American Century VP International Portfolio                1.50%                 0.00%                  1.50%
Fidelity Variable Insurance Products Fund
   VIP Equity-Income Portfolio                                0.51%                 0.07%                  0.58%(2)
   VIP Growth Portfolio                                       0.61%                 0.08%                  0.69%(2)
   VIP High Income Portfolio                                  0.59%                 0.12%                  0.71%
   VIP Money Market Portfolio                                 0.21%                 0.30%                  0.51%
   VIP Overseas Portfolio                                     0.76%                 0.17%                  0.93%(2)
Fidelity Variable Insurance Products Fund II
   VIP II Asset Manager Portfolio                             0.64%                 0.10%                  0.74%(2)
   VIP II Contrafund Portfolio                                0.61%                 0.13%                  0.74%(2)
   VIP II Index 500 Portfolio                                 0.13%                 0.15%                  0.28%(3)
T. Rowe Price Equity Series, Inc.
   T. Rowe Price Equity Income Portfolio                      0.85%(4)              0.00%                  0.85%



(1) AUL has currently agreed to waive its advisory fee if the ordinary expenses of a Portfolio exceed 1% and, to the extent necessary, assume any expenses in excess of its advisory fee so that the expenses of each Portfolio, including the advisory fee but excluding extraordinary expenses, will not exceed 1% of the Portfolio's average daily net asset value per year. The Company may terminate the policy of reducing its fee and/or assuming Fund expenses upon 30 days written notice to the Fund and such policy will be terminated automatically by the termination of the Investment Advisory Agreement.

(2) A portion of the brokerage commissions that certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses presented in the table would have been 0.56% for the Equity-Income Portfolio, 0.67% for the Growth Portfolio, 0.92% for Overseas Portfolio, 0.73% for Asset Manager Portfolio, and 0.71% for the Contrafund Portfolio.

(3) Fidelity Management & Research Company agreed to reimburse a portion of Index 500 portfolio's expenses during the period. Without this reimbursement, the fund's management fee, other expenses and total expenses would have been 0.28%, 0.15%, and 0.43% respectively for Index 500 Portfolio on an annualized basis.

(4) T. Rowe Price's management fee includes the ordinary expenses of operating the Portfolio.

More detailed information concerning the investment objectives, policies, and restrictions pertaining to the Funds and Portfolios and their expenses, investment advisory services and charges and the risks involved with investing in the Portfolios and other aspects of their operations can be found in the current prospectus for each Fund or Portfolio and the current Statement of Additional Information for each Fund or Portfolio. The prospectuses for the Funds or Portfolios should be read carefully before any decision is made concerning the allocation of Net Premium payments or transfers among the Investment Accounts.

AUL has entered into agreements with the Distributors/Advisers of American Century Variable Portfolios, Inc. and Fidelity Investments under which AUL has agreed to render certain services and to provide information about these Funds to Owners who invest in these Funds. Under these agreements and for providing these services, AUL receives compensation from the Distributor/Advisor of these Funds ranging from zero basis points until a certain level of Fund assets have been purchased to fifteen basis points on the net average aggregate deposits made.

AUL cannot guarantee that each Fund or Portfolio will always be available for the Policies; but, in the unlikely event that a Fund or Portfolio is not available, AUL will take reasonable steps to secure the availability of a comparable fund. Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.


                        PREMIUM PAYMENTS AND ALLOCATIONS

Applying for a Policy

AUL requires satisfactory evidence of the proposed Insured's insurability, which may include a medical examination of the proposed Insured. The available Issue Ages are 0 through 85 on a standard basis. Issue Age is determined based on the Insured's age as of the Contract Date. Acceptance of an application depends on AUL's underwriting rules, and AUL reserves the right to reject an application. Coverage under the Policy is effective as of the later of the date the initial premium is paid or the Issue Date.

As the Owner of the Policy, you may exercise all rights provided under the Policy while the Insured is living, subject to the interests of any assignee or irrevocable beneficiary. The Insured is the Owner, unless a different Owner is named in the application. In accordance with the terms of the Policy, the Owner may in the application or by Proper Notice name a contingent Owner or a new Owner while the Insured is living. The Policy may be jointly owned by more than one Owner. The consent of both joint Owners is required for all transactions except when proper forms have been executed to allow one Owner to make changes. Unless a contingent Owner has been named, on the death of the last surviving Owner, ownership of the Policy passes to the estate of the last surviving Owner, which then will become the Owner. A change in Owner may have tax consequences. See "Tax Considerations."

Right to Examine Policy

You may cancel your Policy for a refund during your "right to examine" period. This period expires 10 days after you receive your Policy. We assume you receive your Policy 5 days after the Issue Date. If you decide to cancel the Policy, you must return it by mail or other delivery method to the Home Office or to the authorized AUL representative who sold it. Immediately after mailing or delivery of the Policy to AUL, the Policy will be deemed void from the beginning. Within seven calendar days after AUL receives the returned Policy, AUL will refund the greater of premiums paid or the Account Value.

Premiums

The Policy permits the Owner to pay a large single premium and, subject to restrictions, additional premiums. The minimum initial premium payment required depends on a number of factors, such as the Age, sex and risk class of the proposed Insured, the initial Face Amount, any supplemental and/or rider benefits and the premium payments you propose to make. You may elect the initial premium to be 80%, 90% or 100% of the Initial Maximum Premium. The Initial Maximum Premium is less than or equal to the maximum premium that can be paid for a given Face Amount in order for an insurance policy to qualify as a life insurance contract for tax purposes. Consult your AUL representative for information about the initial premium required for the coverage you desire.

The initial premium is due on or before delivery of the Policy. There will be no coverage until this premium is paid or until the Issue Date, whichever is later.

You may make other premium payments at any time and in any amount, subject to the limits described in this section. The actual amount of premium payments will affect the Account Value and the period of time the Policy remains in force.

Premium payments after the initial payment must be made to our Home Office. Each payment must be at least equal to the minimum payment shown on the Policy Data Page in your Policy. All premiums combined may not be more than $1,000,000, unless a higher amount is agreed to by us.

If the payment of any premium would cause an increase in Risk Amount because of the Minimum Insurance Percentage, we may require satisfactory evidence of insurability before accepting it. If we accept the premium, we will allocate the premium to your Account Value on the date of our acceptance. If we do not accept the premium, we will refund it to you.

If the payment of any premium would cause this Policy to fail to meet the federal tax definition of a life insurance contract in accordance with the Internal Revenue Code, we reserve the right to refund the amount to you with interest no later than 60 days after the end of the Policy Year which we receive the premium, but we assume no obligation to do so.

Each premium after the initial premium must be at least $1,000. AUL may increase this minimum 90 days after we send you a written notice of such increase. However AUL reserves the right to limit the amount of a premium payment or the total premium payments paid.

Premium Payments to Prevent Lapse

The Policy goes into default at the start of the grace period, which is a period to make a premium payment sufficient to prevent lapse. The grace period starts if the Net Cash Value on a Monthiversary will not cover the Monthly Deduction. A premium sufficient to keep the Policy in force must be submitted during the grace period.

AUL will send notice of the grace period and the amount required to be paid during the grace period to your last known address. The grace period shall terminate as of the date indicated in the notice, which shall comply with any applicable state law. The grace period will begin when the notice is sent. Your Policy will remain in force during the grace period. If the Insured should die during the grace period, the Death Benefit Proceeds will still be payable to the beneficiary, although the amount paid will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death (and for any outstanding loan and loan interest). See "Amount of Death Benefit Proceeds." If the grace period premium payment has not been paid before the grace period ends, your Policy will lapse. It will have no value, and no benefits will be payable. See "Reinstatement." A grace period also may begin if any outstanding loan and loan interest becomes excessive. See "Policy Loans."

Premium Allocations and Crediting

In the Policy application, you specify the percentage of a premium to be allocated to each Investment Account. The sum of your allocations must equal 100%, with at least 1% of the premium payment allocated to each Investment Account selected by you. All premium allocations must be in whole percentages. AUL reserves the right to limit the number of Investment Accounts to which premiums may be allocated. You can change the allocation percentages at any time, subject to these rules, by sending Proper Notice to the Home Office, or by telephone if written authorization is on file with us. The change will apply to the premium payments received with or after receipt of your notice.

The initial premium generally is allocated to the Investment Accounts in accordance with your allocation instructions on the later of the day the "right to examine" period expires, or the date we receive the premium at our Home Office. Subsequent premiums are allocated as of the end of the Valuation Period during which we receive the premium at our Home Office.

We generally allocate all premiums received prior to the Issue Date to our general account prior to the end of the "right to examine" period. We will credit interest daily on premiums so allocated. However, we reserve the right to allocate premiums to the Investment Accounts of the Separate Account in accordance with your allocation instructions prior to the expiration of the "right to examine" period. If you exercise your right to examine the Policy and cancel it by returning it to us, we will refund to you the greater of any premiums paid or the Account Value. At the end of the "right to examine" period, we transfer the premium and interest to the Investment Accounts of the Separate Account based on the percentages you have selected in the application. For purposes of determining the end of the "right to examine" period, solely as it applies to this transfer, we assume that receipt of this Policy occurs 5 days after the Issue Date.

Premium payments requiring satisfactory evidence of insurability will not be credited to the Policy until underwriting has been completed and the premium payment has been accepted. If the additional premium payment is rejected, AUL will return the premium payment immediately, without any adjustment for investment experience.

Transfer Privilege

You may transfer amounts among Investment Accounts at any time after the "right to examine" period.

There currently is no minimum transfer amount, although we reserve the right to require a $100 minimum transfer. You must transfer the minimum amount, or, if less, the entire amount in the account from which you are transferring each time a transfer is made. If after the transfer the amount remaining in any account is less than $25, we have the right to transfer the entire amount. Any applicable transfer charge will be assessed. The charge will be deducted from the account(s) from which the transfer is made on a prorata basis.

Transfers are made such that the Account Value on the date of transfer will not be affected by the transfer, except for the deduction of any transfer charge. Currently, all transfers are free. On a guaranteed basis, we reserve the right to limit the number of transfers to 12 per year, or to restrict transfers from being made on consecutive Valuation Dates.

If we determine that the transfers made by or on behalf of one or more Owners are to the disadvantage of other Owners, we may restrict the rights of certain Owners. We also reserve the right to limit the size of transfers and remaining balances, to limit the number and frequency of transfers, and to discontinue telephone transfers.

The first 12 transfers during each Policy Year are free. Any unused free transfers do not carry over to the next Policy Year. We reserve the right to assess a $25 charge for the thirteenth and each subsequent transfer during a Policy Year. For the purpose of assessing the charge, each request (or telephone request described below) is considered to be one transfer, regardless of the number of Investment Accounts affected by the transfer. The charge will be deducted from Investment Account(s) from which the transfer are made.

         Telephone Transfers. Telephone transfers will be based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization has been provided to us. We reserve the right to suspend telephone transfer privileges at any time, for any reason, if we deem such suspension to be in the best interests of Owners.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if we follow those procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program, if elected, enables you to transfer systemically and automatically, on a monthly basis, specified dollar amounts from The AUL American Money Market Investment Account to other Investment Accounts. By allocating on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, we make no guarantee that the Dollar Cost Averaging Program will result in a gain.

You specify the fixed dollar amount to be transferred automatically from the AUL American Money Market Investment Account. At the time that you elect the Dollar Cost Averaging Program, the Account Value in the AUL American Money Market account from which transfers will be made must be at least $2,000.

You may elect this program at the time of application by completing the authorization on the application or at any time after the Policy is issued by properly completing and returning the election form. Transfers made under the Dollar Cost Averaging Program will commence on Monthiversary on or next following the election.

Once elected, transfers from the AUL American Money Market Investment Account will be processed until the value of the Investment Account is completely depleted, or you send us Proper Notice instructing us to cancel the transfers.

Currently, transfers made under the Dollar Cost Averaging Program will not be subject to any transfer charge and will not count against the number of free transfers permitted in a Policy Year. We reserve the right to impose a $25 transfer charge for each transfer effected under a Dollar Cost Averaging
Program. We also reserve the right to alter the terms or suspend or eliminate the availability of the Dollar Cost Averaging Program at any time.

Portfolio Rebalancing Program

You may elect to have the accumulated balance of each Investment Account redistributed to equal a specified percentage of the Variable Account. This will be done on an annual basis from the Monthiversary on which the Portfolio Rebalancing Program commences. If elected, this program automatically adjusts your Portfolio mix to be consistent with the allocation most recently requested. The redistribution will not count toward the 12 free transfers permitted each Policy Year. If the Dollar Cost Averaging Program has been elected, the Portfolio Rebalancing Program will not commence until the Monthiversary following the termination of the Dollar Cost Averaging Program.

You may elect this program at the time of application by completing the authorization on the application or at any time after the Policy is issued by properly completing the election form and returning it to us. Portfolio rebalancing will terminate when you request any transfer or the day we receive Proper Notice instructing us to cancel the Portfolio Rebalancing Program. We do not currently charge for this program. We reserve the right to alter the terms or suspend or eliminate the availability of portfolio rebalancing at any time.

                             CHARGES AND DEDUCTIONS

Monthly Deduction

AUL will deduct Monthly Deductions for the Contract Date and each Monthiversary. Monthly Deductions due on the Contract Date and any Monthiversaries prior to the Issue Date are deducted on the Issue Date. Your Contract Date is the date used to determine your Monthiversary. The Monthly Deduction consists of (1) cost of insurance charge, (2) monthly administrative charge, (3) mortality and expense risk charge, (4) tax charges, and (5) any charges for rider benefits, as described below. The Monthly Deduction is deducted from the Investment Account prorata on the basis of the portion of Account Value in each account.

         Cost of Insurance Charge. This charge compensates AUL for the expense of providing insurance coverage. The charge depends on a number of variables and therefore will vary between Policies, and may vary from Monthiversary to Monthiversary. The Policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are no greater than the 1980 Commissioners Standard Ordinary Non-Smoker and Smoker Mortality Tables (the "1980 CSO Tables") (and where unisex cost of insurance rates apply, the 1980 CSO-C Tables). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables. These rates are based on the Attained Age and underwriting class of the Insured. They are also based on the sex of the Insured, except that unisex rates are used where appropriate under applicable law, including in the state of Montana, and in Policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs. The cost of insurance rate generally increases with the Attained Age of the Insured. As of the date of this Prospectus, we charge "current rates" that are generally lower (i.e., less expensive) than the guaranteed rates, and we may also charge current rates in the future. The current rates may also vary with the Attained Age, gender, where permissible, duration, policy size and underwriting class of the Insured, or, alternatively, may be a charge against Account Value that does not vary with Attained Age or gender, and may vary with underwriting class. For any Policy, the current cost of insurance on a Monthiversary is calculated in one of two ways: (1) if the Initial Maximum Premium is paid, the cost of insurance equals the lesser of an amount equal, on an annual basis, to a percentage multiplied by the Account Value or an amount equal to the Risk Amount multiplied by the guaranteed maximum cost of insurance rate set forth in the Policy; or (2) if less than the Initial Maximum Premium is paid, the cost of insurance is calculated by multiplying the current cost of insurance rate for the Insured by the Risk Amount for that Monthiversary. We reserve the right to change the current cost of insurance rates, and, in the case of payment of the Initial Maximum Premium, to assess a cost of insurance charge calculated solely by multiplying the current cost of insurance rate for the Insured by the Risk Amount for a Monthiversary, in the same manner as the cost of insurance charge currently is calculated when less than the Initial Maximum Premium is paid. The Risk Amount on a Monthiversary is the difference between the Death Benefit divided by 1.00246627 and the Account Value.

AUL places the Insured in a risk class when the Policy is given underwriting approval, based on AUL's underwriting of the application. AUL currently places Insureds in a standard class based on underwriting. An Insured may be placed in a substandard risk class, which involves a higher mortality risk than the standard classes. Standard rates are available for Issue Ages 0-89. The guaranteed maximum cost of insurance rate is set forth on the Policy Data Page of your Policy.

         Monthly Administrative Charge. The monthly administrative charge is a level monthly charge that is guaranteed not to exceed, on an annual basis, a rate of 0.40% of Account Value. We reserve the right to charge a lower current rate. This charge reimburses AUL for expenses incurred in the administration of the Policies and the Separate Account. Such expenses include, but are not limited to: underwriting and issuing the Policy, confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Owner servicing and all accounting, valuation, regulatory and updating requirements.

         Mortality and Expense Risk Charge. AUL deducts a monthly charge from the Investment Accounts prorata based on your amounts in each account. The current charge is at an annual rate of 0.90% of Variable Account value during the first 10 Policy Years, and 0.80% thereafter, and is guaranteed not to increase for the duration of a Policy. AUL may realize a profit from this charge.

The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet actual claims. The expense risk AUL assumes is that expenses incurred in issuing and administering the Policies and the Separate Account will exceed the amounts realized from the monthly administrative charges assessed against the Policies.

         Premium Tax Charge. AUL deducts a monthly charge at an annual rate equal to .25% of Account Value during the first 10 Policy Years for state and local premium taxes and related administrative expenses. The state and local premium tax charge reimburses AUL for premium taxes and related administrative expenses associated with the Policies. AUL expects to pay an average state and local premium tax rate (including related administrative expenses) of approximately 2.5% of premium payments for all states, although such tax rates from 0% to 4%. This charge may be more or less than the amount actually assessed by the state in which a particular owner lives.

         Federal Tax Charge. AUL also deducts a federal tax charge at an annual rate equal to 0.15% of Account Value during the first 10 Policy Years.

         Cost of Additional  Benefits Provided by Riders. The cost of additional
benefits   provided  by  riders  is  charged  to  the   Account   Value  on  the
Monthiversary.

Annual Contract Charge

AUL deducts an annual contract charge from Account Value equal to $30 on each Policy Anniversary in which the Account Value is less than $50,000. This charge is deducted prorata from each Investment Account to which you have allocated Account Value.

Surrender Charge

During the first 10 Policy Years, a surrender charge based on the percentage of premium surrendered will be deducted from the Account Value if the Policy is completely surrendered for cash, or if you make a Partial Surrender in excess of 12% of the first year premium not previously withdrawn. The total surrender charge will not exceed the maximum surrender charge set forth in your Policy.

The surrender charge on the date of reinstatement of a Policy will be based on the number of Policy Years from the original Contract Date. For purposes of determining the surrender charge on any date after reinstatement, the period the Policy was lapsed will be credited to the total Policy period.

The table below shows the surrender charge deducted if the Policy is completely surrendered during the first 10 Policy Years.


                           Table of Surrender Charges


                         Policy Year       Percentage of Premium

                               1                    10%
                               2                     9%
                               3                     8%
                               4                     7%
                               5                     6%
                               6                     5%
                               7                     4%
                               8                     3%
                               9                     2%
                              10                     1%

Taxes

AUL does not currently assess a charge for any taxes other than the state premium tax charge and federal tax charge. We reserve the right, however, to assess a charge for such taxes, or taxes resulting from the performance of the Separate Account, against the Separate Account if we determine that such taxes will be incurred.

Special Uses

We may agree to reduce or waive the surrender charge or the Monthly Deduction, or credit additional amounts under the Policies in situations where selling and/or maintenance costs associated with the Policies are reduced, such as the sale of several Policies to the same Owner(s), sales of large Policies, sales of Policies in connection with a group or sponsored arrangement or mass transactions over multiple Policies.

In addition, we may agree to reduce or waive some or all of these charges and/or credit additional amounts under the Policies for those Policies sold to persons who meet criteria established by us, who may include current and retired officers, directors and employees of us and our affiliates. We may also agree to waive minimum premium requirements for such persons.

We will only reduce or waive such charges or credit additional amounts on any Policies where expenses associated with the sale of the Policy and/or costs associated with administering and maintaining the Policy are reduced. We reserve the right to terminate waiver/reduced charge and crediting programs at any time, including those for previously issued Policies.

Fund Expenses

Each Investment Account of the Separate Account purchases shares at the net asset value of the corresponding Portfolio. The net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy and are described in the Funds' prospectuses.

                          HOW YOUR ACCOUNT VALUES VARY

There is no minimum  guaranteed  Account  Value,  Cash Value or Net Cash  Value.
These values will vary with the investment experience of the Investment Accounts, and will depend on the allocation of Account Value. If the Net Cash Value on a Monthiversary is less than the amount of the Monthly Deduction to be deducted on that date, the Policy will be in default and a grace period will begin. See "Premium Payments to Prevent Lapse."

Determining the Account Value

On the Contract Date, the Account Value is equal to the initial premium less the Monthly Deductions deducted as of the Contract Date. On each Valuation Day thereafter, the Account Value is the aggregate of the Variable Account value and the Loan Account value. The Account Value will vary to reflect the performance of the Investment Accounts to which amounts have been allocated, interest credited on amounts in the Loan Account, premium payments since the prior Valuation Date, charges, transfers, Partial Surrenders and surrender charges since the prior Valuation Date, loans and loan repayments.

         Variable Account Value. When you allocate an amount to an Investment Account, either by premium payment allocation or by transfer, your Policy is credited with accumulation units in that Investment Account. The number of accumulation units credited is determined by dividing the amount allocated to the Investment Account by the Investment Account's accumulation unit value at the end of the Valuation Period during which the allocation is effected. The Variable Account value of the Policy equals the sum, for all Investment Accounts, of the accumulation units credited to an Investment Account multiplied by that Investment Account's accumulation unit value.

The number of Investment Account accumulation units credited to your Policy will increase when premium payments are allocated to the Investment Account and when amounts are transferred to the Investment Account. The number of Investment Account accumulation units credited to a Policy will decrease when the allocated portion of the Monthly Deduction is taken from the Investment Account, a loan is made, an amount is transferred from the Investment Account, or a Partial Surrender is taken from the Investment Account.

         Accumulation Unit Values. An Investment Account's accumulation unit value is determined on each Valuation Date and varies to reflect the investment experience of the underlying Portfolio. It may increase, decrease, or remain the same from Valuation Period to Valuation Period. The accumulation unit value for the Money Market Investment Account was initially set at $1, and the accumulation unit value for each of the other Investment Accounts was arbitrarily set at $5 when each Investment Account was established. For each Valuation Period after the date of establishment, the accumulation unit value is determined by multiplying the value of an accumulation unit for an Investment Account for the prior Valuation Period by the net investment factor for the Investment Account for the current Valuation Period.

         Net Investment Factor. The net investment factor is used to measure the investment performance of an Investment Account from one Valuation Period to the next. For any Investment Account, the net investment factor for a Valuation Period is determined by dividing (a) by (b), where:

         (a) is equal to:
             1. the net asset value per share of the Portfolio held in the Investment Account determined at the end of the current Valuation Period; plus
             2. the per share amount of any dividend or capital gain distribution paid by the Portfolio during the Valuation Period; plus
             3. the per share credit or charge with respect to taxes, if any, paid or reserved for by AUL during the Valuation Period that are determined by AUL to be attributable to the operation of the Investment Account; and

         (b) is equal to:
             1. the net asset value per share of the Portfolio held in the Investment Account determined at the end of the preceding Valuation Period; plus
             2. the per share credit or charge for any taxes reserved for the immediately preceding Valuation Period.


         Loan Account Value. On any Valuation Date, if there have been any Policy loans, the Loan Account value is equal to amounts transferred to the Loan Account from the Investment Accounts as collateral for Policy loans and for due and unpaid loan interest, less amounts transferred from the Loan Account to the Investment Accounts as outstanding loans and loan interest are repaid, and plus interest credited to the Loan Account.

Cash Value and Net Cash Value

The Cash Value on a Valuation Date is the Account Value less any applicable surrender charges. The Net Cash Value on a Valuation Date is the Cash Value reduced by any outstanding loans and loan interest. Net Cash Value is used to determine whether a grace period starts. See "Premium Payments to Prevent Lapse." It is also the amount that is available upon full surrender of the Policy. See "Surrendering the Policy for Net Cash Value."

                                  DEATH BENEFIT


As long as the Policy remains in force, AUL will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of the Insured's death. AUL may require return of the Policy. The Death Benefit Proceeds may be paid in a lump sum, generally within seven calendar days of receipt of satisfactory proof (see "When Proceeds Are Paid"), or in any other way agreeable to you and us. Before the Insured dies, you may choose how the proceeds are to be paid. If you have not made a choice before the Insured dies, the beneficiary may choose how the proceeds are paid. The Death Benefit Proceeds will be paid to the beneficiary. See "Selecting and Changing the Beneficiary."

Amount of Death Benefit Proceeds

The Death Benefit Proceeds are equal to the sum of the Death Benefit in force as of the end of the Valuation Period during which death occurs, plus any rider benefits, minus any outstanding loan and loan interest on that date. If the date of death occurs during a grace period, the Death Benefit will still be payable to the beneficiary, although the amount will be equal to the Death Benefit immediately prior to the start of the grace period, plus any benefits provided by rider, and less any outstanding loan and loan interest and overdue Monthly Deductions as of the date of death. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Limits on Rights to Contest the Policy" and "Changes in the Policy or Benefits."

If part or all of the Death Benefit Proceeds is paid in one sum, AUL will pay interest on this sum if required by applicable state law from the date of the Insured's death to the date of payment.

Death Benefit

The Death Benefit is the greater of the Face Amount or the Applicable Percentage (as described below) of Account Value on the date of the Insured's death. If investment performance is favorable, the amount of the Death Benefit may increase. However, the Death Benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all. To see how and when investment performance may begin to affect the Death Benefit, see "Illustrations of Account Values, Cash Values, Death Benefits and Accumulated Premium Payments."


                     Applicable Percentages of Account Value
Attained Age   Percentage    Attained Age  Percentage   Attained Age   Percentage     Attained Age   Percentage
     0-40             250%          50             185%          60              130%          70              115%
      41             243            51            178            61             128            71             113
      42             236            52            171            62             126            72             111
      43             229            53            164            63             124            73             109
      44             222            54            157            64             122            74             107
      45             215            55            150            65             120           75-90           105
      46             209            56            146            66             119            91             104
      47             203            57            142            67             118            92             103
      48             197            58            138            68             117            93             102
      49             191            59            134            69             116            94             101
                                                                                               95+            100


Selecting and Changing the Beneficiary

You select the beneficiary in your application. You may select more than one beneficiary. You may later change the beneficiary in accordance with the terms of the Policy. The primary beneficiary, or, if the primary beneficiary is not living, the contingent beneficiary, is the person entitled to receive the Death Benefit Proceeds under the Policy. If the Insured dies and there is no surviving beneficiary, the Owner (or the Owner's estate if the Owner is the Insured) will be the beneficiary. If a beneficiary is designated as irrevocable, then the beneficiary's written consent must be obtained to change the beneficiary.

                                  CASH BENEFITS

Policy Loans

Prior to the death of the Insured, you may borrow against your Policy by submitting Proper Notice to the Home Office at any time after the end of the "right to examine" period while the Policy is not in the grace period. The Policy is assigned to us as the sole security for the loan. The minimum amount of a new loan is $500. The maximum amount of a new loan is:

         1. 90% of the Variable Account value; less
         2. any loan interest due on the next Policy Anniversary; less
         3. any applicable surrender charges; less
         4. any existing loans and accrued loan interest.


Outstanding loans reduce the amount available for new loans. Policy loans will be processed as of the date your written request is received and approved. Loan proceeds generally will be sent to you within seven calendar days. See "When Proceeds Are Paid."

         Interest. AUL will charge interest on any outstanding loan at an annual rate of 6.0%. Interest is due and payable on each Policy Anniversary while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the loan.

         Loan Collateral. When a Policy loan is made, an amount sufficient to secure the loan is transferred out of the Investment Accounts into the Policy's Loan Account. Thus, a loan will have no immediate effect on the Account Value, but the Net Cash Value will be reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Investment Accounts from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Investment Account in the same proportion that the Account Value in each Investment Account bears to the total Account Value in those accounts on the date that the loan is made. Due and unpaid interest will be transferred each Policy Anniversary from each Investment Account to the Loan Account in the same proportion that each Investment Account value bears to the total unloaned Account Value. The amount we transfer will be the amount by which the interest due exceeds the interest which has been credited on the Loan Account.

The Loan Account will be credited with interest at an effective annual rate of not less than 4.0%. Thus, the maximum net cost of a loan is 2.0% per year (the net cost of a loan is the difference between the rate of interest charged on outstanding loans and loan interests and the amount credited to the Loan Account). On each Monthiversary, the interest earned on the Loan Account since the previous Monthiversary will be transferred to the Loan Account.

         Preferred Loan Provision. A preferred loan may be made available by AUL. The amount available for a preferred loan is the amount by which the Account Value exceeds total premiums paid. The maximum amount available for a preferred loan may not exceed the maximum loan amount. The preferred loan amount will be credited with an effective annual rate of interest (currently, 6.0%). Thus, the current net cost of the preferred loan is 0% per year. Any interest credited in excess of the minimum guaranteed rate is not guaranteed.

         Loan Repayment; Effect if Not Repaid. You may repay all or part of your loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to the Home Office and will be credited as of the date received. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a premium unless the premium would cause the Policy to fail to meet the federal tax definition of a life insurance contract in accordance with the Internal Revenue Code. When a loan repayment is made, Account Value in the Loan Account in an amount equivalent to the repayment is transferred from the Loan Account to the Investment Accounts. Thus, a loan repayment will have no immediate effect on the Account Value, but the Net Cash Value will be increased immediately by the amount of the loan repayment. Loan repayment amounts will be transferred to the Investment Accounts according to the premium allocation instructions in effect at that time.

If the Death Benefit becomes payable while a loan is outstanding, any outstanding loans and loan interest will be deducted in calculating the Death Benefit Proceeds. See "Amount of Death Benefit Proceeds."

If the Monthly Deduction exceeds the Net Cash Value on any Monthiversary, the Policy will be in default. You will be sent notice of the default. You will have a grace period within which you may submit a sufficient payment to avoid termination of coverage under the Policy. The notice will specify the amount that must be repaid to prevent termination. See "Premium Payments to Prevent Lapse."

         Effect of Policy Loan. A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Policy values because the investment results of the Investment Accounts of the Separate Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Accounts while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans may increase the potential for lapse if investment results of the Investment Accounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a Policy to terminate. Loans may be currently taxable and subject to a 10% penalty tax. See "Tax Considerations," for a discussion of the tax treatment of Policy loans, and the adverse tax consequences if a Policy lapses with loans outstanding.

Surrendering the Policy for Net Cash Value

You may surrender your Policy at any time for its Net Cash Value by submitting Proper Notice to us. AUL may require return of the Policy. A surrender charge may apply. See "Surrender Charge." A surrender request will be processed as of the date your written request and all required documents are received. Payment will generally be made within seven calendar days. See "When Proceeds are Paid." The Net Cash Value may be taken in one lump sum or it may be applied to a payment option. See "Settlement Options." The Policy will terminate and cease to be in force if it is surrendered for one lump sum or applied to a settlement option. It cannot later be reinstated. Surrenders may have adverse tax consequences. See "Tax Considerations."

Partial Surrenders

You may make Partial Surrenders under your Policy of at least $500 at any time after the end of the "right to examine" period by submitting Proper Notice to us. A Partial Surrender exceeding, in any Policy Year, 12% of the total first year premium not previously withdrawn may be subject to a surrender charge. See "Surrender Charge." As of the date AUL receives a written request for a Partial Surrender, the Account Value and, therefore, the Cash Value will be reduced by the Partial Surrender.

When you request a Partial Surrender, you can direct how the Partial Surrender will be deducted from the Investment Accounts. If you provide no directions, the Partial Surrender will be deducted from your Account Value in the Investment Accounts on a prorata basis. Partial Surrenders may have adverse tax consequences. See "Tax Considerations."

AUL will reduce the Face Amount in proportion to the reduction in the Account Value resulting from the Partial Surrender. AUL will reject a Partial Surrender request if the Partial Surrender would reduce the Account Value below the minimum Account Value on the Policy Data Page, or if the Partial Surrender would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by AUL.

Partial Surrender requests will be processed as of the date your written request is received, and generally will be paid within seven calendar days. See "When Proceeds Are Paid."

Settlement Options

At the time of surrender or death, the Policy offers various options of receiving proceeds payable under the Policy. These settlement options are summarized below. All of these options are forms of fixed-benefit annuities which do not vary with the investment performance of a separate account. Any representative authorized to sell this Policy can further explain these options upon request.

You may apply proceeds of $2,000 or more which are payable under this Policy to any of the following options:

         Option 1 - Income for a Fixed Period. Proceeds are payable in equal monthly installments for a specified number of years, not to exceed 20.

         Option 2 - Life Annuity. Proceeds are paid in equal monthly installments for as long as the payee lives. A number of payments can be guaranteed, such as 120, or the number of payments required to refund the proceeds applied.

         Option 3 -Survivorship Annuity. Proceeds are paid in monthly installments for as long as either the first payee or surviving payee lives. A number of payments equal to the initial payment can be guaranteed, such as 120. A different monthly installment payable to the surviving payee can be specified. Any other method or frequency of payment we agree to may be used to pay the proceeds of this Policy.

Policy proceeds payable in one sum will accumulate at interest from the date of death or surrender to the payment date at the rate of interest then paid by us or at the rate specified by statute, whichever is greater. Based on the settlement option selected, we will determine the amount payable. The minimum interest rate used in computing payments under all options will be 3% per year.

You may select or change an option by giving Proper Notice prior to the settlement date. If no option is in effect on the settlement date, the payee may select an option. If this Policy is assigned or if the payee is a corporation, association, partnership, trustee or estate, a settlement option will be available only with our consent.

If a payee dies while a settlement option is in effect, and there is no surviving payee, we will pay a single sum to such payee's estate. The final payment will be the commuted value of any remaining guaranteed payments.

Settlement option payments will be exempt from the claims of creditors to the maximum extent permitted by law.

         Minimum Amounts. AUL reserves the right to pay the total amount of the Policy in one lump sum, if less than $2,000. If monthly payments are less than $100, payments may be made less frequently at AUL's option.

The proceeds of this Policy may be paid in any other method or frequency of payment acceptable to us.

Specialized Uses of the Policy

Because the Policy provides for an accumulation of Cash Value as well as a Death Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of Investment Accounts to which Variable Account value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Variable Account value to fund the purpose for which the Policy was purchased. Partial Surrenders and Policy loans may significantly affect current and future Account Value, Net Cash Value, or Death Benefit Proceeds. Depending upon Investment Account investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. See "Tax Considerations."

Life Insurance Retirement Plans

Any Owners or applicants who wish to consider using the Policy as a funding vehicle for (non-qualified) retirement purposes may obtain additional information from us. An Owner could pay premiums under a Policy for a number of years, and upon retirement, could utilize a Policy's loan and partial withdrawal features to access Account Value as a source of retirement income for a period of time. This use of a Policy does not alter an Owner's rights or our obligations under a Policy; the Policy would remain a life insurance contract that, so long as it remains in force, provides for a Death Benefit payable when the Insured dies.

Illustrations are available upon request that portray how the Policy can be used as a funding mechanism for (non-qualified) retirement plans, referred to herein as "life insurance retirement plans," for individuals. Illustrations provided upon request show the effect on Account Value, Cash Value, and the net Death Benefit of premiums paid under a Policy and partial withdrawals and loans taken for retirement income; or reflecting allocation of premiums to specified Investment Accounts. This information will be portrayed at hypothetical rates of return that are requested. Charts and graphs presenting the results of the illustrations or a comparison of retirement strategies will also be furnished upon request. Any graphic presentations and retirement strategy charts must be accompanied by a corresponding illustration; illustrations must always include or be accompanied by comparable information that is based on guaranteed cost of insurance rates and that presents a hypothetical gross rate of return of 0%. Retirement illustrations will not be furnished with a hypothetical gross rate of return in excess of 12%.

The hypothetical rates of return in illustrations are illustrative only and should not be interpreted as a representation of past or future investment results. Policy values and benefits shown in the illustrations would be different if the gross annual investment rates of return were different from the hypothetical rates portrayed, if premiums were not paid when due, and whether loan interest was paid when due. Withdrawals or loans may have an adverse effect on Policy benefits.

Risks of Life Insurance Retirement Plans

Using your Policy as a funding vehicle for retirement income purposes presents several risks, including the risk that if your Policy is insufficiently funded in relation to the income stream expected from your Policy, your Policy can lapse prematurely and result in significant income tax liability to you in the year in which the lapse occurs. Other risks associated with borrowing from your Policy also apply. Loans will be automatically repaid from the gross Death Benefit at the death of the Insured, resulting in the estimated payment to the beneficiary of the net Death Benefit, which will be less than the gross Death Benefit and may be less than the Face Amount. Upon surrender, the loan will be automatically repaid, resulting in the payment to you of the Net Cash Value. Similarly, upon lapse, the loan will be automatically repaid. The automatic repayment of the loan upon lapse or surrender will cause the recognition of taxable income to the extent that Net Cash Value plus the amount of the repaid loan exceeds your basis in the Policy. Thus, under certain circumstances, surrender or lapse of your Policy could result in tax liability to you. In addition, to reinstate a lapsed Policy, you would be required to make certain payments. Thus, you should be careful to fashion a life insurance retirement plan so that your Policy will not lapse prematurely under various market scenarios as a result of withdrawals and loans taken from your Policy.

To avoid lapse of your Policy, it is important to fashion a payment stream that does not leave your Policy with insufficient Net Cash Value. Determinations as to the amount to withdraw or borrow each year warrant careful consideration. Careful consideration should also be given to any assumptions respecting the hypothetical rate of return, to the duration of withdrawals and loans, and to the amount of Account Value that should remain in your Policy upon its maturity. Poor investment performance can contribute to the risk that your Policy may lapse. In addition, the cost of insurance generally increases with the age of the Insured, which can further erode existing Net Cash Value and contribute to the risk of lapse.

Further, interest on a Policy loan is due to us for any Policy Year on the Policy Anniversary. If this interest is not paid when due, it is added to the amount of the outstanding loans and loan interest, and interest will begin accruing thereon from that date. This can have a compounding effect, and to the extent that the outstanding loan balance exceeds your basis in the Policy, the amounts attributable to interest due on the loans can add to your federal (and possibly state) income tax liability.

You should consult with your financial and tax advisers in designing a life insurance retirement plan that is suitable. Further, you should continue to monitor the Net Cash Value remaining in a Policy to assure that the Policy is sufficiently funded to continue to support the desired income stream and so that it will not lapse. In this regard, you should consult your periodic statements to determine the amount of their remaining Net Cash Value. Illustrations showing the effect of charges under the Policy upon existing Account Value or the effect of future withdrawals or loans upon the Policy's Account Value and Death Benefit are available from your representative. Consideration should be given periodically to whether the Policy is sufficiently funded so that it will not lapse prematurely.

Because of the potential risks associated with borrowing from a Policy, use of the Policy in connection with a life insurance retirement plan may not be suitable for all Owners. These risks should be carefully considered before borrowing from the Policy to provide an income stream.

          ILLUSTRATIONS OF ACCOUNT VALUES, CASH VALUES, DEATH BENEFITS
                        AND ACCUMULATED PREMIUM PAYMENTS

The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Account Values, Cash Values and Death Benefits under a Policy covering an Insured of a given age on the Policy Date would vary over time if the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. The tables may be deemed to be "forward looking statements," and are based on certain assumptions. Actual performance under the Policy may differ materially from performance described in the tables. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors, including the investment allocations made by an Owner. These illustrations assume that premiums are allocated equally among the 16 Investment Accounts available under the Policy. These illustrations also assume that no Policy loans have been made.

The illustrations reflect the fact that the net investment return on the assets held in the Investment Accounts is lower than the gross return of the selected Portfolios. The tables assume an average annual expense ratio of approximately 0.76% of the average daily net assets of the Portfolios available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Portfolios for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Portfolio. For information on the Portfolios' expenses, see the prospectuses for the Funds and Portfolios.

The illustrations also reflect the deduction of the Monthly Deduction. AUL has the contractual right to charge the guaranteed maximum charges. The current charges and, alternatively, the guaranteed charges are reflected in separate illustrations that follow. All the illustrations reflect the fact that no tax charges other than the premium tax charge and federal tax charge are currently made against the Separate Account and assume no outstanding loans and loan interest or charges for rider benefits.

The illustrations are based on AUL's sex distinct rates. Upon request, an Owner will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables, and also may reflect allocation of premiums to specified Investment Accounts. Such illustrations will reflect the expenses of the Portfolios in which such Investment Accounts invest. We may make a reasonable charge to provide such illustrations.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                            $100,000 INITIAL PREMIUM

                                ISSUE AGE 50 MALE

                            INITIAL FACE AMOUNT $316,466

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0%

   (APPROXIMATE NET OF -1.65% DURING FIRST 10 POLICY YEARS, -1.55% THEREAFTER)


End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per   Account        Cash     Death          Account     Cash       Death
                  Year               Value         Value    Benefit        Value       Value     Benefits
-------------- ---------------- -------------   ---------- ---------    ----------     ------    ---------

  1                 105,000         96,933          86,933    316,466      96,063       86,063     316,466
  2                 110,250         93,960          84,960    316,466      92,057       83,057     316,466
  3                 115,762         91,079          83,079    316,466      87,962       79,962     316,466
  4                 121,551         88,286          81,286    316,466      83,751       76,751     316,466
  5                 127,628         85,578          79,578    316,466      79,402       73,402     316,466
  6                 134,010         82,953          77,953    316,466      74,891       69,891     316,466
  7                 140,710         80,409          76,409    316,466      70,198       66,198     316,466
  8                 147,746         77,943          74,943    316,466      65,301       62,301     316,466
  9                 155,133         75,553          73,553    316,466      60,174       58,174     316,466
 10                 162,889         73,236          72,236    316,466      54,784       53,784     316,466
 11                 171,034         71,346          71,346    316,466      49,310       49,310     316,466
 12                 179,586         69,505          69,505    316,466      43,433       43,433     316,466
 13                 188,565         67,712          67,712    316,466      37,081       37,081     316,466
 14                 197,993         65,965          65,965    316,466      30,174       30,174     316,466
 15                 207,893         64,262          64,262    316,466      22,620       22,620     316,466
 16                 218,287         62,604          62,604    316,466      14,335       14,335     316,466
 17                 229,202         60,989          60,989    316,466       5,225        5,225     316,466
 18                 240,662         59,415          59,415    316,466           0            0           0
 19                 252,695         57,882          57,882    316,466           0            0           0
 20                 265,330         56,389          56,389    316,466           0            0           0
 21                 278,596         54,934          54,934    316,466           0            0           0
 22                 292,526         53,516          53,516    316,466           0            0           0
 23                 307,152         52,135          52,135    316,466           0            0           0
 24                 322,510         50,790          50,790    316,466           0            0           0
 25                 338,635         49,449          49,449    316,466           0            0           0
 26                 355,567         48,143          48,143    316,466           0            0           0
 27                 373,346         46,870          46,870    316,466           0            0           0
 28                 392,013         45,630          45,630    316,466           0            0           0
 29                 411,614         44,422          44,422    316,466           0            0           0
 30                 432,194         43,244          43,244    316,466           0            0           0

-------------- ---------------- ------------- --------------- --------- ---------------- -------- ----------


*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.

**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                            $100,000 INITIAL PREMIUM

                                ISSUE AGE 50 MALE

                            INITIAL FACE AMOUNT $316,466

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6%

    (APPROXIMATE NET OF 4.30% DURING FIRST 10 POLICY YEARS, 4.40% THEREAFTER)



End of          Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year   Accumulated at
                5% Interest Per     Account         Cash       Death           Account    Cash     Death
                Year                 Value          Value      Benefit         Value      Value    Benefits
-------------- ----------------   -----------      --------    --------      ----------   -------  --------

    1           105,000               102,798         92,798     316,466       101,937     91,937   316,466
    2           110,250               105,675         96,675     316,466       103,818     94,818   316,466
    3           115,762               108,632        100,632     316,466       105,629     97,628   316,466
    4           121,551               111,672        104,672     316,466       107,346    100,346   316,466
    5           127,628               114,796        108,796     316,466       108,953    102,953   316,466
    6           134,010               118,009        113,009     316,466       110,431    105,431   316,466
    7           140,710               121,311        117,311     316,466       111,766    107,766   316,466
    8           147,746               124,705        121,705     316,466       112,941    109,941   316,466
    9           155,133               128,195        126,195     316,466       113,937    111,937   316,466
   10           162,889               131,782        130,782     316,466       114,725    113,725   316,466
   11           171,034               136,149        136,149     316,466       115,860    115,860   316,466
   12           179,586               140,660        140,660     316,466       116,740    116,740   316,466
   13           188,565               145,321        145,321     316,466       117,312    117,312   316,466
   14           197,993               150,137        150,137     316,466       117,516    117,516   316,466
   15           207,893               155,112        155,112     316,466       117,286    117,286   316,466
   16           218,287               160,252        160,252     316,466       116,559    116,559   316,466
   17           229,202               165,562        165,562     316,466       115,265    115,265   316,466
   18           240,662               171,048        171,048     316,466       113,324    113,324   316,466
   19           252,695               176,716        176,716     316,466       110,638    110,638   316,466
   20           265,330               182,572        182,572     316,466       107,069    107,069   316,466
   21           278,596               188,622        188,622     316,466       102,435    102,435   316,466
   22           292,526               194,872        194,872     316,466        96,500     96,500   316,466
   23           307,152               201,329        201,329     316,466        88,963     88,963   316,466
   24           322,510               208,001        208,001     316,466        79,453     79,453   316,466
   25           338,635               214,893        214,893     316,466        67,546     67,546   316,466
   26           355,567               222,014        222,014     316,466        52,739     52,739   316,466
   27           373,346               229,371        229,371     316,466        34,402     34,402   316,466
   28           392,013               236,971        236,971     316,466        11,830     11,830   316,466
   29           411,614               244,824        244,824     316,466             0          0         0
   30           432,194               252,937        252,937     316,466             0          0         0

-------------- ---------------- ------------- --------------- --------- ---------------- -------- ----------

*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.

**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                            $100,000 INITIAL PREMIUM

                                ISSUE AGE 50 MALE

                            INITIAL FACE AMOUNT $316,466

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12%

   (APPROXIMATE NET OF 10.25% DURING FIRST 10 POLICY YEARS, 10.36% THEREAFTER)



End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per   Account        Cash        Death       Account      Cash       Death
                  Year               Value         Value       Benefit     Value        Value      Benefits
-------------- ----------------    ----------   ---------     ---------   ----------   -------    ----------

    1           105,000              108,664        98,664      316,466    107,812       97,812     316,466
    2           110,250              118,078       109,078      316,466    116,281      107,281     316,466
    3           115,762              128,307       120,307      316,466    125,471      117,471     316,466
    4           121,551              139,423       132,423      316,466    135,449      128,449     316,466
    5           127,628              151,502       145,502      316,466    146,300      140,300     316,466
    6           134,010              164,627       159,627      316,466    158,122      153,122     316,466
    7           140,710              178,890       174,890      316,466    171,034      167,034     316,466
    8           147,746              194,388       191,388      316,466    185,168      182,168     316,466
    9           155,133              211,229       209,229      316,466    200,681      198,681     316,466
   10           162,889              229,551       228,551      316,466    217,750      216,750     316,466
   11           171,034              250,928       250,928      326,206    237,775      237,775     316,466
   12           179,586              274,391       274,391      351,221    259,966      259,966     332,757
   13           188,565              300,020       300,020      378,026    284,264      284,264     358,173
   14           197,993              328,018       328,018      406,742    310,811      310,811     385,406
   15           207,893              358,612       358,612      437,506    339,825      339,825     414,586
   16           218,287              392,063       392,063      470,475    371,552      371,552     445,863
   17           229,202              428,539       428,539      509,961    406,156      406,156     483,326
   18           240,662              468,315       468,315      552,612    443,900      443,900     523,802
   19           252,695              511,691       511,691      598,678    485,069      485,069     567,531
   20           265,330              558,987       558,987      648,425    529,972      529,972     614,768
   21           278,596              610,550       610,550      702,133    578,942      578,942     665,783
   22           292,526              667,065       667,065      753,784    632,626      632,626     714,868
   23           307,152              729,098       729,098      809,298    691,563      691,563     767,635
   24           322,510              797,319       797,319      869,078    756,390      756,390     824,465
   25           338,635              872,545       872,545      933,623    827,877      827,877     885,828
   26           355,567              955,760       955,760    1,003,548    906,949      906,949     952,296
   27           373,346            1,046,547     1,046,547    1,098,874    993,252      993,252   1,042,915
   28           392,013            1,145,540     1,145,540    1,202,817  1,087,406    1,087,406   1,141,776
   29           411,614            1,253,417     1,253,417    1,316,088  1,190,071    1,190,071   1,249,574
   30           432,194            1,370,888     1,370,888    1,439,433  1,301,944    1,301,944   1,367,041

-------------- ---------------- ------------- --------------- --------- ---------------- -------- ----------

*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.

**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                            $100,000 INITIAL PREMIUM

                                ISSUE AGE 60 MALE

                            INITIAL FACE AMOUNT $220,770

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0%

   (APPROXIMATE NET OF -1.65% DURING FIRST 10 POLICY YEARS, -1.55% THEREAFTER)


End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per   Account      Cash      Death       Account    Cash     Death
                  Year              Value        Value     Benefit     Value      Value    Benefits
-------------- ---------------- ------------ ----------   ---------   --------   -------- ----------

 1                 105,000          96,933       86,933     220,770     95,538    85,538    220,770
 2                 110,250          93,960       84,960     220,770     90,915    81,915    220,770
 3                 115,762          91,079       83,079     220,770     86,090    78,090    220,770
 4                 121,551          88,285       81,285     220,770     81,019    74,019    220,770
 5                 127,628          85,578       79,578     220,770     75,654    69,654    220,770
 6                 134,010          82,953       77,953     220,770     69,945    64,945    220,770
 7                 140,710          80,409       76,409     220,770     63,842    59,842    220,770
 8                 147,746          77,943       74,943     220,770     57,288    54,288    220,770
 9                 155,133          75,553       73,553     220,770     50,211    48,211    220,770
10                 162,889          73,236       72,236     220,770     42,669    41,669    220,770
11                 171,034          71,346       71,346     220,770     34,387    34,387    220,770
12                 179,586          69,505       69,505     220,770     25,148    25,148    220,770
13                 188,565          67,712       67,712     220,770     14,732    14,732    220,770
14                 197,993          65,964       65,964     220,770      2,873     2,873    220,770
15                 207,893          64,262       64,262     220,770          0         0          0
16                 218,287          62,604       62,604     220,770          0         0          0
17                 229,202          60,989       60,989     220,770          0         0          0
18                 240,662          59,415       59,415     220,770          0         0          0
19                 252,695          57,882       57,882     220,770          0         0          0
20                 265,330          56,389       56,388     220,770          0         0          0
21                 278,596          54,934       54,933     220,770          0         0          0
22                 292,526          53,516       53,516     220,770          0         0          0
23                 307,152          52,135       52,135     220,770          0         0          0
24                 322,510          50,790       50,790     220,770          0         0          0
25                 338,635          49,449       49,449     220,770          0         0          0
26                 355,567          48,143       48,143     220,770          0         0          0
27                 373,346          46,870       46,870     220,770          0         0          0
28                 392,013          45,630       45,630     220,770          0         0          0
29                 411,614          44,422       44,422     220,770          0         0          0
30                 432,194          43,244       43,244     220,770          0         0          0
-------------- ---------------- ------------- ---------    ----------  ----------  --------

*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.

**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                            $100,0000 INITIAL PREMIUM

                                ISSUE AGE 60 MALE

                            INITIAL FACE AMOUNT $220,770

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6%

    (APPROXIMATE NET OF 4.30% DURING FIRST 10 POLICY YEARS, 4.40% THEREAFTER)



End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per   Account     Cash       Death          Account     Cash        Death
                  Year               Value      Value      Benefit        Value       Value      Benefits
-------------- ----------------   ----------    -------   -------- ----------------  --------   ----------

 1                  105,000         102,798      92,798    220,770         101,422     91,422     220,770
 2                  110,250         105,675      96,675    220,770         102,729     93,729     220,770
 3                  115,762         108,632     100,632    220,770         103,895     95,895     220,770
 4                  121,551         111,671     104,671    220,770         104,891     97,891     220,770
 5                  127,628         114,796     108,796    220,770         105,687     99,687     220,770
 6                  134,010         118,008     113,008    220,770         106,254    101,254     220,770
 7                  140,710         121,311     117,311    220,770         106,562    102,562     220,770
 8                  147,746         124,705     121,705    220,770         106,577    103,577     220,770
 9                  155,133         128,195     126,195    220,770         106,258    104,258     220,770
10                  162,889         131,782     130,782    220,770         105,541    104,541     220,770
11                  171,034         136,149     136,149    220,770         104,891    104,891     220,770
12                  179,586         140,660     140,660    220,770         103,697    103,697     220,770
13                  188,565         145,321     145,321    220,770         101,828    101,828     220,770
14                  197,993         150,137     150,137    220,770          99,127     99,127     220,770
15                  207,893         155,112     155,112    220,770          95,419     95,418     220,770
16                  218,287         160,251     160,251    220,770          90,499     90,499     220,770
17                  229,202         165,562     165,562    220,770          84,128     84,128     220,770
18                  240,662         171,048     171,048    220,770          76,013     76,013     220,770
19                  252,695         176,716     176,716    220,770          65,774     65,774     220,770
20                  265,330         182,572     182,572    220,770          52,893     52,893     220,770
21                  278,596         188,621     188,621    220,770          36,620     36,620     220,770
22                  292,526         194,872     194,872    220,770          15,986     15,986     220,770
23                  307,152         201,329     201,329    220,770               0          0           0
24                  322,510         208,001     208,000    220,770               0          0           0
25                  338,635         214,893     214,893    225,638               0          0           0
26                  355,567         222,014     222,014    233,114               0          0           0
27                  373,346         229,371     229,371    240,839               0          0           0
28                  392,013         236,971     236,971    248,820               0          0           0
29                  411,614         244,824     244,824    257,065               0          0           0
30                  432,194         252,936     252,936    265,583               0          0           0

-------------- ---------------- ------------- --------------- --------- ---------------- ------   ------

*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.

**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                            $100,000 INITIAL PREMIUM

                                ISSUE AGE 60 MALE

                            INITIAL FACE AMOUNT $220,770

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12%

   (APPROXIMATE NET OF 10.25% DURING FIRST 10 POLICY YEARS, 10.36% THEREAFTER)


End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per   Account       Cash        Death        Account      Cash         Death
                  Year              Value         Value       Benefit       Value       Value        Benefits
-------------- ---------------- -------------   ---------   ---------     --------     -------       --------

 1                 105,000          108,663        98,663      220,770      107,308       97,308      220,770
 2                 110,250          118,078       109,078      220,770      115,256      106,256      220,770
 3                 115,762          128,307       120,307      220,770      123,922      115,922      220,770
 4                 121,551          139,423       132,423      220,770      133,399      126,399      220,770
 5                 127,628          151,502       145,502      220,770      143,806      137,806      220,770
 6                 134,010          164,627       159,627      220,770      155,289      150,289      220,770
 7                 140,710          178,890       174,890      220,770      168,029      164,029      220,770
 8                 147,746          194,461       191,461      229,464      182,244      179,244      220,770
 9                 155,133          211,413       209,413      247,354      198,091      196,091      231,766
10                 162,889          229,803       228,803      266,572      215,349      214,349      249,805
11                 171,034          251,001       251,001      288,651      235,248      235,248      270,535
12                 179,586          274,235       274,235      309,885      257,062      257,062      290,480
13                 188,565          299,737       299,737      332,708      281,010      281,010      311,921
14                 197,993          327,783       327,783      357,284      307,352      307,352      335,014
15                 207,893          358,709       358,709      383,819      336,400      336,400      359,948
16                 218,287          392,919       392,919      412,565      368,530      368,530      386,957
17                 229,202          430,242       430,242      451,754      403,599      403,599      423,779
18                 240,662          470,939       470,939      494,486      441,857      441,857      463,950
19                 252,695          515,288       515,288      541,052      483,574      483,574      507,753
20                 265,330          563,581       563,581      591,760      529,033      529,033      555,484
21                 278,596          616,118       616,118      646,924      578,528      578,528      607,454
22                 292,526          673,204       673,204      706,864      632,364      632,364      663,983
23                 307,152          735,191       735,191      771,951      690,854      690,854      725,397
24                 322,510          802,887       802,887      843,031      754,322      754,322      792,038
25                 338,635          876,815       876,815      920,656      823,115      823,115      864,270
26                 355,567          957,551       957,551    1,005,429      897,604      897,604      942,484
27                 373,346        1,045,721     1,045,721    1,098,007      978,186      978,186    1,027,095
28                 392,013        1,142,010     1,142,010    1,199,110    1,065,281    1,065,281    1,118,545
29                 411,614        1,247,164     1,247,164    1,309,522    1,159,331    1,159,331    1,217,297
30                 432,194        1,362,001     1,362,001    1,430,101    1,260,790    1,260,790    1,323,829
-------------- ---------------- ------------- --------------- --------- -------------- --------     ---------


*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.

**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                                  LAST SURVIVOR

                            $100,000 INITIAL PREMIUM

                         ISSUE AGE: 60 MALE \ 60 FEMALE

                            INITIAL FACE AMOUNT $333,256

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0%

   (APPROXIMATE NET OF -1.65% DURING FIRST 10 POLICY YEARS, -1.55% THEREAFTER)


End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per    Account        Cash       Death        Account    Cash       Death
                  Year                Value         Value      Benefit      Value      Value      Benefits
-------------- ----------------   -------------   ---------    --------    -------   --------    ---------

   1               105,000            97,528        87,528      333,256     97,528     87,528     333,256
   2               110,250            95,027        86,027      333,256     95,027     86,027     333,256
   3               115,762            92,477        84,477      333,256     92,477     84,477     333,256
   4               121,551            89,955        82,955      333,256     89,850     82,850     333,256
   5               127,628            87,502        81,502      333,256     87,112     81,112     333,256
   6               134,010            85,116        80,116      333,256     84,226     79,226     333,256
   7               140,710            82,795        78,795      333,256     81,154     77,154     333,256
   8               147,746            80,538        77,538      333,256     77,853     74,853     333,256
   9               155,133            78,342        76,342      333,256     74,278     72,278     333,256
  10               162,889            76,205        75,205      333,256     70,366     69,366     333,256
  11               171,034            74,499        74,499      333,256     66,377     66,377     333,256
  12               179,586            72,832        72,832      333,256     61,836     61,836     333,256
  13               188,565            71,201        71,201      333,256     56,596     56,596     333,256
  14               197,993            69,607        69,607      333,256     50,476     50,476     333,256
  15               207,893            68,049        68,049      333,256     43,235     43,235     333,256
  16               218,287            66,526        66,526      333,256     34,666     34,666     333,256
  17               229,202            65,036        65,036      333,256     24,505     24,505     333,256
  18               240,662            63,581        63,581      333,256     12,451     12,451     333,256
  19               252,695            62,157        62,157      333,256          0          0       0
  20               265,330            60,766        60,766      333,256          0          0       0
  21               278,596            59,405        59,405      333,256          0          0       0
  22               292,526            58,076        58,076      333,256          0          0       0
  23               307,152            56,775        56,775      333,256          0          0       0
  24               322,510            55,504        55,504      333,256          0          0       0
  25               338,635            54,262        54,262      333,256          0          0       0
  26               355,567            53,047        53,047      333,256          0          0       0
  27               373,346            51,860        51,860      333,256          0          0       0
  28               392,013            50,699        50,699      333,256          0          0       0
  29               411,614            49,534        49,534      333,256          0          0       0
  30               432,194            48,394        48,394      333,256          0          0       0

-------------- ---------------- ------------- --------------- --------- ---------------- -------- ----------

*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.

**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                                  LAST SURVIVOR

                            $100,000 INITIAL PREMIUM

                         ISSUE AGE: 60 MALE \ 60 FEMALE

                            INITIAL FACE AMOUNT $333,256

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6%

    (APPROXIMATE NET OF 4.30% DURING FIRST 10 POLICY YEARS, 4.40% THEREAFTER)



End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per   Account     Cash      Death      Account     Cash        Death
                  Year              Value       Value     Benefit     Value      Value      Benefits
-------------- ----------------    ----------  ---------  ---------  ----------  --------    ----------

   1               105,000         103,430     93,430     333,256     103,430       93,430    333,256
   2               110,250         106,893     97,893     333,256     106,893       97,893    333,256
   3               115,762         110,371    102,371     333,256     110,371      102,371    333,256
   4               121,551         113,857    106,857     333,256     113,845      106,845    333,256
   5               127,628         117,454    111,454     333,256     117,288      111,288    333,256
   6               134,010         121,164    116,164     333,256     120,673      115,673    333,256
   7               140,710         124,991    120,991     333,256     123,970      119,970    333,256
   8               147,746         128,940    125,940     333,256     127,150      124,150    333,256
   9               155,133         133,012    131,012     333,256     130,180      128,180    333,256
  10               162,889         137,214    136,214     333,256     133,017      132,017    333,256
  11               171,034         142,258    142,258     333,256     136,292      136,292    333,256
  12               179,586         147,488    147,488     333,256     139,290      139,289    333,256
  13               188,565         152,909    152,909     333,256     141,913      141,913    333,256
  14               197,993         158,530    158,530     333,256     144,047      144,047    333,256
  15               207,893         164,358    164,358     333,256     145,559      145,559    333,256
  16               218,287         170,400    170,400     333,256     146,306      146,306    333,256
  17               229,202         176,664    176,664     333,256     146,127      146,127    333,256
  18               240,662         183,158    183,158     333,256     144,844      144,844    333,256
  19               252,695         189,891    189,891     333,256     142,236      142,236    333,256
  20               265,330         196,871    196,871     333,256     138,004      138,004    333,256
  21               278,596         204,109    204,109     333,256     131,741      131,741    333,256
  22               292,526         211,612    211,612     333,256     122,889      122,889    333,256
  23               307,152         219,391    219,391     333,256     110,680      110,680    333,256
  24               322,510         227,456    227,456     333,256      94,099       94,099    333,256
  25               338,635         235,817    235,817     333,256      71,809       71,809    333,256
  26               355,567         244,486    244,486     333,256      41,984       41,984    333,256
  27               373,346         253,473    253,473     333,256       2,201        2,201    333,256
  28               392,013         262,791    262,791     333,256           0            0          0
  29               411,614         272,451    272,451     333,256           0            0          0
  30               432,194         282,467    282,467     333,256           0            0          0

-------------- ---------------     -------   --------- ------------- ---------   ----------  ---------

*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.

**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                              LAST SURVIVOR OPTION

                            $100,000 INITIAL PREMIUM

                         ISSUE AGE: 60 MALE \ 60 FEMALE

                            INITIAL FACE AMOUNT $333,256

           ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12%

   (APPROXIMATE NET OF 10.25% DURING FIRST 10 POLICY YEARS, 10.36 THEREAFTER)


End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per    Account       Cash      Death          Account       Cash          Death
                  Year                Value        Value     Benefit        Value        Value         Benefits
-------------- ----------------   -------------  ---------   --------- --------------   --------      ----------

   1               105,000           109,333        99,333     333,256       109,333        99,333        333,256
   2               110,250           119,456       110,456     333,256       119,456       110,456        333,256
   3               115,762           130,432       122,432     333,256       130,432       122,432        333,256
   4               121,551           142,330       135,330     333,256       142,330       135,330        333,256
   5               127,628           155,227       149,227     333,256       155,227       149,227        333,256
   6               134,010           169,266       164,266     333,256       169,211       164,211        333,256
   7               140,710           184,576       180,576     333,256       184,388       180,388        333,256
   8               147,746           201,270       198,270     333,256       200,885       197,885        333,256
   9               155,133           219,474       217,474     333,256       218,850       216,850        333,256
  10               162,889           239,325       238,325     333,256       238,458       237,458        333,256
  11               171,034           262,285       262,285     333,256       261,226       261,226        333,256
  12               179,586           287,551       287,551     333,256       286,365       286,365        333,256
  13               188,565           315,496       315,496     350,201       314,188       314,188        348,749
  14               197,993           346,221       346,221     377,381       344,791       344,791        375,822
  15               207,893           379,972       379,972     406,570       378,410       378,410        404,899
  16               218,287           417,104       417,104     437,959       415,397       415,397        436,167
  17               229,202           457,745       457,745     480,632       455,885       455,885        478,679
  18               240,662           502,198       502,198     527,308       500,177       500,177        525,186
  19               252,695           550,789       550,789     578,329       548,601       548,601        576,031
  20               265,330           603,860       603,860     634,053       601,504       601,504        631,579
  21               278,596           661,775       661,775     694,864       659,246       659,246        692,209
  22               292,526           725,246       725,246     761,508       722,204       722,204        758,314
  23               307,152           794,803       794,803     834,543       790,761       790,761        830,299
  24               322,510           871,032       871,032     914,584       865,316       865,316        908,582
  25               338,635           954,572       954,572   1,002,301       946,284       946,284        993,598
  26               355,567         1,046,124     1,046,124   1,098,430     1,034,101     1,034,101      1,085,806
  27               373,346         1,146,457     1,146,457   1,203,780     1,129,223     1,129,223      1,185,684
  28               392,013         1,256,413     1,256,413   1,319,233     1,232,127     1,232,127      1,293,734
  29               411,614         1,376,914     1,376,914   1,445,760     1,343,306     1,343,306      1,410,471
  30               432,194         1,508,973     1,508,973   1,584,421     1,463,258     1,463,258      1,536,421

-------------- ---------------- ------------- --------------- --------- ---------------- --------      ----------

*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.

**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      OTHER POLICY BENEFITS AND PROVISIONS

Limits on Rights to Contest the Policy

         Incontestability. In the absence of fraud, after the Policy has been in force during the Insured's lifetime for two years from the Contract Date, AUL may not contest the Policy.

If a Policy lapses and it is reinstated, we can contest the reinstated Policy during the first two years after the effective date of the reinstatement, but only for statements made in the application for reinstatement.

         Suicide Exclusion. If the Insured dies by suicide, while sane or insane, within two years of the Contract Date or the effective date of any reinstatement (or less if required by state law), the amount payable by AUL will be equal to the premiums paid less any loan, loan interest, and any partial surrender.

Changes in the Policy or Benefits

         Misstatement of Age or Sex. If it is determined the age or sex of the Insured as stated in the Policy is not correct, the Death Benefit will be the greater of: (1) the amount which would have been purchased at the Insured's correct age and sex by the most recent cost of insurance charge assessed prior to the date we receive proof of death; or (2) the Account Value as of the date we receive proof of death, multiplied by the Minimum Insurance Percentage for the correct age.

         Other Changes. Upon notice, AUL may modify the Policy, but only if such modification is necessary to: (1) make the Policy or the Separate Account comply with any applicable law or regulation issued by a governmental agency to which AUL is subject; (2) assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws relating to variable life contracts; (3) reflect a change in the operation of the Separate Account; or (4) provide different Separate Account or fixed account accumulation options. AUL reserves the right to modify the Policy as necessary to attempt to prevent the Owner from being considered the owner of the assets of the Separate Account. In the event of any such modification, AUL will issue an appropriate endorsement to the Policy, if required. AUL will exercise these rights in accordance with applicable law, including approval of Owners, if required.

Any change of the Policy must be approved by AUL's President, Vice President or Secretary. No representative is authorized to change or waive any provision of the Policy.

Exchange for Paid-Up Policy

You may exchange the Policy for a paid-up whole life policy by Proper Notice and upon returning the Policy to the Home Office. The new policy will be for the level face amount, not greater than the Policy's Face Amount, which can be purchased by the Policy's Net Cash Value. The new policy will be purchased using the continuous net single premium for the Insured's age upon the Insured's nearest birthday at the time of the exchange. We will pay you any remaining Net Cash Value that was not used to purchase the new policy.

At any time after this option is elected, the cash value of the new policy will be its net single premium at the Insured's then attained age. All net single premiums will be based on 3% interest and the guaranteed cost of insurance rates of the Policy. No riders may be attached to the new policy.

When Proceeds Are Paid

AUL will ordinarily pay any Death Benefit Proceeds, loan proceeds, Partial Surrender proceeds, or Full Surrender proceeds within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, AUL may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Separate Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners.

Dividends

You will receive any dividends declared by us as long as the Policy is in force. Dividend payments will be applied to increase the Account Value in the Investment Accounts on a prorata basis unless you request cash payment. We do not anticipate declaring any dividends.

Reports to Policy Owners

At least once a year, you will be sent a report at your last known address showing, as of the end of the current report period: Account Value, Cash Value, Death Benefit, change in value of amounts in the Separate Account, premiums paid, loans, Partial Surrenders, expenses charges, and cost of insurance charges since the prior report. You will also be sent an annual and a semiannual report for each Fund or Portfolio underlying an Investment Account to which you have allocated Account Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay premiums, or if you take out a loan, transfer amounts among the Investment Accounts or take surrenders, you will receive a written confirmation of these transactions.

Assignment

The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon AUL, it must be in writing and filed at the Home Office. Once AUL has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. If there are any irrevocable beneficiaries, you must obtain their consent before assigning the Policy. AUL assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any loan on the Policy.

Reinstatement

The Policy may be reinstated within five years (or such longer period if required by state law) after lapse, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

Rider Benefits

The following rider benefits are available and may be added to your Policy. If applicable, monthly charges for these riders will be deducted from your Account Value as part of the Monthly Deduction. All of these riders may not be available in all states.

    Waiver of Monthly Deduction Disability (WMDD)
    Issue Ages:     20-55


    This rider waives the Monthly Deduction, excluding the mortality and expense risk charge, during a period of total disability. WMDD cannot be attached to Policies with Face Amounts in excess of $3,000,000 or rated higher than Table H.

    Monthly Deductions are waived for total disability following a six month waiting period. Monthly Deductions made during this waiting period are re-credited to the Account Value upon the actual waiver of the Monthly Deductions. If disability occurs before age 60, Monthly Deductions are waived as long as total disability continues. If disability occurs between ages 60-65, Monthly Deductions are waived as long as the Insured remains totally disabled but not beyond age 65.

    Last Survivor Rider (LS)
    Issue Ages:     20-85

    This rider modifies the terms of the Policy to provide insurance on the lives of two Insureds rather than one. When the LS Rider is attached, the Death Benefit Proceeds are paid to the beneficiary upon the death of the last surviving Insured. The cost of insurance charges reflect the anticipated mortality of the two Insureds and the fact that the Death Benefit is not paid until the death of the surviving Insured. For a Policy containing the LS Rider to be reinstated, either both Insureds must be alive on the date of the reinstatement; or the surviving Insured must be alive and the lapse occurred after the death of the first Insured. The Incontestability, Suicide, and Misstatement of Age or Sex provisions of the Policy apply to either Insured.

    LS Rider also provides a Policy Split Option, allowing the Policy on two Insureds to be split into two separate Policies, one on the life of each Insured. The LS Rider also includes an Estate Preservation Benefit which increases the Face Amount of the Policy under certain conditions. The Estate Preservation Benefit is only available to standard risks.

    Accelerated Death Benefit Rider (ABR)

    This rider allows for a prepayment of a portion of the Policy's Death Benefit while the Insured is still alive, if the Insured has been diagnosed as terminally ill, and has 12 months or less to live. The minimum amount available is $5,000. The maximum benefit payable (in most states) is the lesser of $500,000 or 50% of the Face Amount. ABR may be added to the Policy at any time while it is still in force. There is no charge for ABR.

Your determination as to how to purchase a desired level of insurance coverage should be based on specific insurance needs. Consult your sales representative for further information.

Additional rules and limits apply to these rider benefits. Not all such benefits may be available at any time, and rider benefits in addition to those listed above may be made available. Please ask your AUL representative for further information, or contract the Home Office.

                               TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon AUL's understanding of the present federal tax laws as they currently are interpreted by the Internal Revenue Service (the "IRS").

Tax Status of the Policy

In order to attain the tax benefits normally associated with life insurance, the Policy must be classified for federal income tax purposes as a life insurance contract. Section 7702 of the Internal Revenue Code sets forth a definition of a life insurance contract for federal income tax purposes. The U.S. Treasury Department (the "Treasury") is authorized to prescribe regulations implementing
Section 7702. While proposed regulations and other interim guidance has been issued, final regulations have not been adopted. In short, guidance as to how
Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance contract.

With respect to a Policy issued on a standard basis, AUL believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard basis (i.e., a premium class with extra rating involving higher than standard mortality risk), there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied, in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. If the requirements of Section 7702 were deemed not to have been met, the Policy would not provide the tax benefits normally associated with life insurance and the tax status of all contracts invested in the Investment Account to which premiums were allocated under the non-qualifying contract might be affected.

If it is subsequently determined that a Policy does not satisfy Section 7702, AUL may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, AUL reserves the right to modify the Policy it deems in its sole discretion as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Internal Revenue Code requires that the investments of each of the Investment Accounts must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code. The Investment Accounts, through the Portfolios, intend to comply with the diversification requirements prescribed in Treas. Reg. Section 1.817-5, which affect how the Portfolio's assets are to be invested. AUL believes that the Investment Accounts will meet the diversification requirements, and AUL will monitor continued compliance with this requirement.

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the investment accounts used to support their contracts. In those circumstances, income and gains from the investment account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of investment account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contract holders may direct their investments to particular investment accounts without being treated as owners of the underlying assets."

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of investment account assets. For example, an Owner has additional flexibility in allocating premium payments and Account Value. These differences could result in an Owner being treated as the owner of a prorata portion of the assets of the Investment Accounts. In addition, AUL does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury has stated it expects to issue. AUL therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the Owner of a prorata share of the assets of the Investment Accounts.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

         In General. AUL believes that the proceeds and Account Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance contract for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code. However, if you elect a settlement option for a Death Benefit other than in a lump sum, a portion of the payment made to you may be taxable.

Depending on the circumstances, the exchange of a Policy, a Policy loan, a Partial Surrender, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depends on the circumstances of each Owner or beneficiary.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

Generally, the Owner will not be deemed to be in constructive receipt of the Account Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment. Upon a complete surrender or lapse of a Policy, whether or not a Modified Endowment, the excess of the amount received plus the amount any of outstanding loans and loan interests over the total investment in the Policy will generally be treated as ordinary income subject to tax.

         Modified Endowments. Section 7702A establishes a class of life insurance Policies designated as "Modified Endowment Contracts." The rules relating to whether a Policy will be treated as a Modified Endowment are extremely complex and cannot be adequately described in the limited confines of this summary. In general, a Policy will be a Modified Endowment if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a Modified Endowment after a material change. The determination of whether a Policy will be a Modified Endowment after a material change generally depends upon the relationship of the Death Benefit and Account Value at the time of such change and the additional premiums paid in the seven years following the material change.

It is expected that most Policies will be Modified Endowments. Due to the Policy's flexibility, classification as a Modified Endowment will depend on the individual circumstances of each Policy. In view of the foregoing, a current or prospective Owner should consult with a tax adviser to determine whether a Policy transaction will cause the Policy to be treated as a Modified Endowment.

Policies  classified as Modified  Endowments  will be subject to the  following:
First, all distributions, including distributions upon surrender and Partial Surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Account Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy, are treated as distributions from the Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

If a Policy becomes a Modified Endowment after it is issued, distributions made during the Policy Year in which it becomes a Modified Endowment, distributions in any subsequent Policy Year and distributions within two years before the Policy becomes a Modified Endowment will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a Modified Endowment could later become taxable as a distribution from a Modified Endowment.

All Modified Endowments that are issued by AUL (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment for purposes of determining the amount includable in an Owner's gross income under
Section 72(e) of the Internal Revenue Code.

Distributions from a Policy that is not a Modified Endowment are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a Modified Endowment are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment are subject to the 10 percent additional income tax.

         Policy Loan Interest. Generally, consumer interest paid on any loan under a Policy which is owned by an individual is not deductible for federal or state income tax purposes. The deduction of other forms of interest paid on Policy loans may also be subject to other restrictions under the Internal Revenue Code. A qualified tax adviser should be consulted before deducting any Policy loan interest.

         Investment in the Policy. Investment in the Policy means: (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment to the extent that such amount is included in the gross income of the Owner.

Estate and Generation Skipping Taxes

When the Insured dies, the Death Benefits will generally be includable in the Owner's estate for purposes of federal estate tax if the Insured owned the Policy. If the Owner was not the Insured, the fair market value of the Policy would be included in the Owner's estate upon the Owner's death. Nothing would be includable in the Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. An unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse (when the Death Benefits would be available to pay taxes due and other expenses incurred).

If the Owner (whether or not he or she is the Insured) transfers ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax with the taxable amount being the value of the Policy. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Because these rules are complex, the Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

Life Insurance Purchased for Use in Split Dollar Arrangements

On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

Non-Individual Ownership of Contracts

If the Owner of a Policy is an entity rather than an individual, the tax treatment may differ from that described above. Accordingly, prospective Owners that are entities should consult a qualified tax advisor.

Possible Charge for AUL's Taxes

At the present time, AUL makes no charge for any federal, state or local taxes (other than the premium tax charge and federal tax charge) that it incurs that may be attributable to the Investment Accounts or to the Policies. However, AUL reserves the right to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Investment Accounts or to the Policies.

                  OTHER INFORMATION ABOUT THE POLICIES AND AUL

Policy Termination

The Policy will terminate, and insurance coverage will cease, as of: (1) the end of the Valuation Period during which we receive Proper Notice to surrender the Policy; (2) the expiration of a grace period; or (3) the death of the Insured. See "Surrendering the Policy for Net Cash Value." "Premium Payments to Prevent Lapse," and "Death Benefit."

Resolving Material Conflicts

The Funds presently serve as the investment medium for the Separate Account and, therefore, indirectly for the Policies. In addition, the Funds have advised us that they are available to registered separate accounts of insurance companies, other than AUL, offering variable annuity and variable life insurance policies.

We do not currently foresee any disadvantages to you resulting from the Funds selling shares as an investment medium for products other than the Policies. However, there is a theoretical possibility that a material conflict of interest may arise between Owners whose Cash Values are allocated to the Separate Account and the owners of variable life insurance policies and variable annuity contracts issued by other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold to certain qualified pension and retirement plans qualifying under Section 401 of the Internal Revenue Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps, including removing the Separate Account from that Fund, to resolve the matter. The Board of Directors/Trustees of each Fund will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts.

Addition, Deletion or Substitution of Investments

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Portfolio are no longer available for investment or if, in our judgment, further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management investment company. We will not substitute any shares attributable to a Policy's interest in an Investment Account of the Separate Account without notice to you and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

We also reserve the right to establish additional Investment Accounts of the Separate Account, each of which would invest in shares corresponding to a Portfolio of a Fund or in shares of another investment company having a specified investment objective. Any new Investment Accounts may be made available to existing Owners on a basis to be determined by AUL. Subject to applicable law and any required SEC approval, we may, in our sole discretion, eliminate one or more Investment Accounts if marketing needs, tax considerations or investment conditions warrant.

If any of these substitutions or changes are made, we may, by appropriate endorsement, change the Policy to reflect the substitution or change.

If we deem it to be in the best interests of persons having voting rights under the Policies (subject to any approvals that may be required under applicable law), the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AUL separate accounts.

Voting Rights

AUL is the legal owner of the shares of the Portfolios held by the Investment Accounts of the Separate Account. In accordance with its view of present applicable law, AUL will exercise voting rights attributable to the shares of each Portfolio held in the Investment Accounts at any regular and special meetings of the shareholders of the Funds or Portfolios on matters requiring shareholder voting under the 1940 Act. AUL will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Investment Accounts of the Separate Account and consistent with any requirements imposed on AUL under contracts with any of the Funds, or under applicable law. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result AUL determines that it is permitted to vote the shares of the Portfolios in its own right, it may elect to do so.

The person having the voting interest under a Policy is the Owner. AUL or the pertinent Fund shall send to each Owner a Fund's proxy materials and forms of instruction by means of which instructions may be given to AUL on how to exercise voting rights attributable to the Portfolio's shares.

Unless otherwise required by applicable law or under a contract with any of the Funds, with respect to each of the Portfolios, the number of Portfolio shares as to which voting instructions may be given to AUL is determined by dividing the value of all of the Accumulation Units of the corresponding Investment Account attributable to a Policy on a particular date by the net asset value per share of that Portfolio as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the date coincident with the date established by a Fund for determining shareholders eligible to vote at the meeting of the Fund or Portfolio. If required by the SEC or under a contract with any of the Funds, AUL reserves the right to determine in a different fashion the voting rights attributable to the shares of the Portfolio. Voting instructions may be cast in person or by proxy.

Voting  rights   attributable  to  the  Policies  for  which  no  timely  voting instructions are received will be voted by AUL in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Investment Account. AUL will vote shares of any Investment Account, if any, that it owns beneficially in its own discretion, except that if a Fund offers its shares to any insurance company separate account that funds variable annuity contracts or if otherwise required by applicable law or contract, AUL will vote its own shares in the same proportion as the voting instructions that are received in timely manner for Policies participating in the Investment Account.

Neither the Separate Account nor AUL is under any duty to inquire as to the instructions received or the authority of Owners or others to instruct the voting of shares of any of the Portfolios.

If required by state insurance officials, AUL may disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, AUL may under certain circumstances disregard voting instructions that would require changes in the investment advisory contract or investment adviser of one or more of the Portfolios, provided that AUL reasonably disapproves of such changes in accordance with applicable federal regulations. If AUL ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report. Finally, AUL reserves the right to modify the manner in which the weight to be given to pass-through voting instructions is calculated when such a change is necessary to comply with current federal regulations or the current interpretation thereof.

Sale of the Policies

The Policies will be offered to the public on a continuous basis, and we do not anticipate discontinuing the offering of the Policies. However, we reserve the right to discontinue the offering. Applications for Policies are solicited by representatives who are licensed by applicable state insurance authorities to sell our variable life contracts and who are also registered representatives of AUL. AUL is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

AUL acts as the "principal underwriter," as defined in the 1940 Act, of the Policies for the Separate Account. We are not obligated to sell any specific number of Policies.

Registered representatives may be paid commissions on Policies they sell. Representatives will generally be paid 4% of the initial premium. Representatives will generally be paid 4% of the initial premium. Additional commissions may be paid in certain circumstances. Other allowances and overrides also may be paid.

AUL Directors and Executive Officers

The following table sets forth the name and principal occupations during the past five years of each of AUL's directors and executive officers. Unless otherwise indicated, the address of each of the following individuals is One American Square, P.O. Box 368, Indianapolis, Indiana 46206-0368, and the indicated position is with AUL.



Name                                                        Principal Occupation During Past Five Years
Jerry D. Semler                                             President and Chief Operating Officer, 1980-1989;
                                                            President & Chief Exec. Officer, 1989-8/91; Chairman of
                                                            the Board, Pres. & CEO, 9/91-present; Mental Health
                                                            Board, State of Indiana, 10/87-10/91; Dir. Jenn
                                                            Foundation Board, 5/92-present; IWC Resources Corp.,
                                                            4/96-present

John H. Barbre                                              Sr. Vice Pres., Individual Div., 5/80-present

William R. Brown                                            General Counsel & Secretary, 1/85-present; Dir., Health &
                                                            Hospital Corp. of Marion County Board, 1/84-1/92; Member,
                                                            Metro Development Com. of Indpls., 1/92-10/93; Dir.,
                                                            NOLHGA Board, 1/95-present

Charles D. Lineback                                         Sr. Vice Pres., Reinsurance Div., 12/87-present

James W. Murphy                                             Sr. Vice Pres., Corporate Finance, 8/69-present

Jerry L. Plummer                                            Sr. Vice Pres., Human Resources, 1/93-present; V.P. Human
                                                            Res., 1/81-1/93

R. Stephen Radcliffe                                        Executive Vice Pres., 8/94-present; Sr. V.P., Chief
                                                            Actuary, 5/83-8/94; Director, 2/91-present

G. David Sapp                                               Sr. Vice Pres., Investments, 1/92-present; V.P.,
                                                            Securities, 8/75-1/92

William T. Tindall                                          Sr. Vice Pres., Pension Div., 8/97-present; Sr. Vice
                                                            Pres., Massachusetts Mutual Life Insurance Co.,
                                                            1993-1997; Vice Pres., Pension Marketing, Massachusetts
                                                            Mutual Life Insurance Co., 1987-1993.

Gerald T. Walker                                            Sr. Vice Pres., Group Life & Health Div., 10/89-present

Kent R. Adams                                               Vice Pres., Fixed Income Securities, 1/92-present; Asst.
                                                            V.P., Securities, 1/77-1/92

Catherine B. Husman                                         V.P. and Chief Actuary, 7/97-present; V.P. and Corporate
                                                            Actuary, 1/84-7/97

Scott A. Kincaid                                            V.P. & Chief Information Officer, 1/95-present; V.P. Data
                                                            Center, 9/91-1/95; Asst. V.P. Data Center, 8/83-9/91

Steven C. Berring, M.D.                                     Director, 2/90-present; Director, NIPSCO Industries, Inc.
575 McCormick Rd.                                           2/86-present; Director, Arvin Industries, Inc.,
West Lafayette, IN 47906                                    11/83-present; Director, Eli Lilly, 4/83-present;
                                                            President, Purdue University, 2/83-present; Director,
                                                            Guidant Corp., 12/94-8/95; Dir., State Life Ins. Co.,
                                                            11/94-present

Arthur L. Bryant                                            Director, 11/94-present; President, The State Life
11817 Sand Dollar Ct.                                       Insurance Company, 9/83-present; Chairman of Board, The
Indianapolis, IN 46256                                      State Life Ins., 2/85-11/94
James M. Cornelius                                          Director, 2/96-present; V.P. & CEO, Eli Lilly & Co.,
1055 Park Place                                             1/83-1995; Chairman, Guidant Corp., 10/95-present; Dir.
Zionsville, IN 46077                                        State Life Ins. Co., 11/94-present, Dir., National Bank
                                                            of Indpls., 11/93-present; Dir. Lilly Industries, Inc.,
                                                            4/96-present

James A. Dora                                               Director, 2/89-present; Chairman/CEO and Owner, General
5121 Green Braes, E. Dr.                                    Hotels Corp., 1/90-present; President and Owner, General
Indianapolis, IN 46234                                      Hotels Corp., 1967-1989; Dir., Indiana National Bank,
                                                            4/83-10/93; Dir., NBD Bank, N.A. (formerly Indiana
                                                            National Bank), 10/93-present; Dir., State Life,
                                                            11/94-present

Otto N. Frenzel                                             Director, 2/71-present (Chairman of Audit Comm.);
11330 Templin Rd.                                           Chairman, Executive Comm., National City Bank Indiana,
Zionsville, IN 46077                                        1/96-present; Chrmn. National City Bank Indiana,
                                                            10/92-1/96; Dir., National City Corp., 10/92-present;
                                                            Chairman, Merchants National Corp., 4/79-1/93; Vice
                                                            Chrmn, Merchants National Bank & Trust Co. of Indpls.,
                                                            4/86-10/92; Director, Indpls. Water Co., 4/63-present;
                                                            Dir., Indiana Gas Co., Inc. 1/67-present; Dir. Indpls.
                                                            Power & Lights Corp. 4/77-present; Dir. Baldwin & Lyons,
                                                            Inc., 5/79-present; Dir. IPALCO Enterprises, Inc.,
                                                            9/83-present; Dir., IWC Resources Corp., 3/86-present;
                                                            Dir. Indiana Energy, Inc., 10/85-present; Dir., State
                                                            Life Ins. Co., 11/94-present

David W. Goodrich                                           Director, 2/95-present; Exec. Vice Pres., F.C. Tucker
6060 Sunset Ln.                                             Co., 1/86-present; Chrmn., Methodist Hosp. of Indiana
Indianapolis, IN 46228                                      1/93-6/96; Director, The State Life Ins. Co.,
                                                            7/90-present; Director, Irwin Financial Corp.,
                                                            1/88-present; Director, Citizens Gas & Coke Utility,
                                                            9/94-present; Vice Chairman, Clarian Health Partners,
                                                            6/96-present


William P. Johnson                                          Director, 7/78-present; Chairman of the Board & CEO,
19448 Rio Verde Dr.                                         Goshen Rubber Co., 7/91-present, Pres. & Treas., Goshen
Goshen, IN 46526                                            Rubber Co., 9/76-7/91; Pres. & Dir., GNC Corp.,
                                                            9/76-7/91; Pres. & Dir., GSH Corp., 7/91-present; Pres. &
                                                            Dir. GRN Corp., 9/76-7/91; Chrmn., GRN Corp.,
                                                            7/91-present; Pres. & Dir., Goshen Rubber of Canada,
                                                            Ltd., 9/76-7/91; Chrmn., Goshen Rubber of Canada, Ltd.,
                                                            7/91-present; Dir., Society Bank Ind. (formerly Trustcorp
                                                            Inc.) Co. Bend, IN, 2/88-12/95; Member of Advisory Comm.,
                                                            Society Bank Ind. Goshen, IN, 2/88-12/95; Dir., Coachman
                                                            Industries, 1978-present; Chrmn. & CEO, Syracuse Rubber
                                                            Co., 1981-present; Chrmn. & CEO, Bond-Flex Rubber Co.,
                                                            4/86-present; Dir., Peetro Go, Inc., 4/86-5/96; Dir.,
                                                            Flair Inc., 3/86-present; Dir., Lightfoot Enterprises,
                                                            4/86-present; Chrmn., Palmer Plastics, 10/87-present;
                                                            Chrmn., Dayton Polymrics, 10/89-present; Chrmn. GR
                                                            Plastics, 10/89-present; Chrmn. & CEO, ETI Inc.,
                                                            9/92-present; Chrmn. & CEO, GKI Inc., 7/91-present;
                                                            Chrmn. & CEO, Prolon, Inc., 10/92-present; Chrmn. & CEO,
                                                            Yeasel, Inc., 1/90-present; Chrmn. & CEO, Bower Mfg.,
                                                            7/91-present; Dir., State Life Ins. Co., 11/94-present

James T. Morris                                             Director, 2/87-present; Chairman & CEO, Indianapolis
8191 N. Pennsylvania                                        Water Co., 1/92-present; Pres., Indianapolis Water Co.,
Indianapolis, IN 46240                                      1/89-1/92; Pres., Chrmn. & CEO, IWC Resources Corp.,
                                                            1/89-present; Director, MSA  Realty Corp., 11/84-9/94;
                                                            Dir., National City Bank Corp., 7/89-present; Advisor,
                                                            Logo 7, Inc., 9/90-12/91; Dir., Paul Harris,
                                                            12/96-present; Dir., State Life Ins. Co., 11/94-present

Thomas E. Reilly, Jr.                                       Director, 2/90-present; Chairman, Reilly Industries,
8877 Pickwick Dr.                                           Inc., 1/90-present; President, Reilly Indus., 1963-1/90;
Indianapolis, IN 46260                                      Director, Lilly Indus. Inc., 4/81-present; Director, INB
                                                            National Bank, 4/84-10/93; Dir. NBD Indiana, subsid. of
                                                            NBD Bancorp, 4/84-1994; Dir., NBD Bancorp, 3/94-2/95;
                                                            Dir., First Chicago NBD Corp., 2/95-present; Dir., Herif
                                                            Jones Corp., 10/95-present; Dir., State Life Ins. Co.,
                                                            11/94-present

William R. Riggs                                            Director, 2/92-present; Attorney (Partner), Ice Miller
7614 Silver Pine Ct.                                        Donadio & Ryan, 6/63-present; Dir., State Life Ins. Co.,
Indianapolis, IN 46250                                      11/94-present

Yvonne H. Shaheen                                           Director, 8/93-present; Utility Pres., & CEO, Bright
11808 Rolling Springs Dr.                                   Sheet Metal, 2/87-1/95; Pres. & CEO, Long Elec. Co.,
Indianapolis, IN 46032                                      2/87-present; Dir., Corporate Community Council,
                                                            1/93-1/95; Director, Community Hospital Foundation,
                                                            1/92-2/96; Dir., Junior Achievement, 4/90-present; Dir.,
                                                            National Elec. Contractors Assoc., 1/91-present; Dir.,
                                                            Indianapolis Chamber of Commerce, 1/90-present; Dir.,
                                                            Greater Indianapolis Progress Committee, 12/88-present;
                                                            Dir., Boy Scouts of America, 10/91-present, Director,
                                                            State Life Ins. Co., 11/94-present

Frank D. Walker                                             Director, 11/94-present; Chairman of the Board & CEO,
3613 Bay Rd. N. Dr.                                         Walker Information, Inc., 6/60-present; Managing Partner,
Indianapolis, IN 46240                                      W.R. Properties, 6/84-present; Dir., Citizens Gas & Coke
                                                            Utility, 10/87-present; Dir., NBD Bank N.A. Indiana,
                                                            4/88-present; Advisor, Wild Birds Unlimited, Inc.,

                                                            8/95-present

State Regulation

AUL is subject to regulation by the Department of Insurance of the State of Indiana, which periodically examines the financial condition and operations of AUL. AUL is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this Prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

AUL is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

Additional Information

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

Independent Auditors

The consolidated balance sheets for AUL at December 31, 1996 and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1996, appearing herein have been audited by Coopers & Lybrand LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Stephen J. Pearson, FSA, MAAA, Assistant Vice President and Individual Product Actuary, of AUL.

Litigation

The Separate Account is not a party to any litigation. Its depositor, AUL, as an insurance company, ordinarily is involved in litigation. AUL is of the opinion that, at present, such litigation is not material to the Owners of the Policies.

Legal Matters

Dechert Price & Rhoads of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. Matters of Indiana law pertaining to the Policies, including AUL's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by Richard A. Wacker, Associate General Counsel, of AUL.

Financial Statements

AUL's financial statements as of December 31, 1996 for the year ended December 31, 1996 and as of June 30, 1997 for the six month period ended June 30, 1997 are included in this Prospectus. The financial statements of AUL should be distinguished from financial statements of the Separate Account and should be considered only as bearing upon AUL's ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. Because the Separate Account had not commenced operations before the date of this Prospectus, no financial statements of the Separate Account are included in this Prospectus.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
American United Life Insurance Company
Indianapolis, Indiana

We have audited the accompanying combined balance sheet of American United Life Insurance Company(R) and affiliates as of December 31, 1996 and 1995, and the related combined statements of operations, policyowners' surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of American United Life Insurance Company(R) and affiliates as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note I to the combined financial statements, the Company adopted Statement of Financial Accounting Standards No. 120 (SFAS 120) and Financial Accounting Standards Board Interpretation No. 40 (FIN 40) which required implementation of several accounting pronouncements not previously adopted. The effects of adopting SFAS 120 and FIN 40 were retroactively applied to the Company's previously issued financial statements, consistent with the implementation guidance of those standards.

The Company previously issued financial statements for 1995 which were presented in accordance with accounting principles prescribed or permitted by the Insurance Department of the State of Indiana and which were considered generally accepted accounting principles for mutual life insurance companies. We previously issued our report dated February 19, 1996, on such financial statements.
                          /s/ Coopers & Lybrand L.L.P.

                              Indianapolis, Indiana
                                February 19, 1997

                             COMBINED BALANCE SHEET

 December 31,1996, and l995                         1996 (in millions)   1995
-----------------------------------------------------------------------------
 Assets
  Investments:
    Fixed Maturities:
      Available for sale at fair value          $1,593.4             $1,628.8
      Held to maturity at amortized cost         3,013.6              2,982.4
    Equity securities at fair value                 15.2                 19.0
    Mortgage loans                               1,114.6              1,124.7
    Real estate                                     52.3                 54.5
    Policy loans                                   143.5                141.6
    Short term and other invested assets            43.8                 69.0
    Cash and cash equivalents                       20.2                 10.9
-----------------------------------------------------------------------------
      Total investments                          5,996.6              6,030.9
-----------------------------------------------------------------------------
    Accrued investment income                       82.1                 86.0
    Reinsurance receivables                        209.5                191.2
    Deferred acquisition costs                     348.2                310.2
    Property and equipment                          54.0                 47.3
    Insurance premiums in course of collection      47.5                 31.2
    Other assets                                    35.7                 26.9
    Assets held in separate accounts             1,078.7                603.9
-----------------------------------------------------------------------------
      Total assets                              $7,852.3             $7,327.6
-----------------------------------------------------------------------------
   Liabilities and policyowners' surplus
   Liabilities
     Policy reserves                            $5,688.6             $5,755.8
     Other policyowner funds                       176.2                171.7
     Pending policyowner claims                    137.6                130.4
     Surplus notes                                  75.0                  ---
     Other liabilities and accrued expenses        123.4                116.9
     Liabilities related to separate accounts    1,078.7                603.9
-----------------------------------------------------------------------------
     Total liabilities                           7,279.5              6,778.7
-----------------------------------------------------------------------------
   Unrealized appreciation of securities,
    net of deferred income tax                      19.0                 47.2
   Policyowners' surplus                            553.8                501.7
-----------------------------------------------------------------------------
     Total policyowners' surplus                   572.8                548.9
-----------------------------------------------------------------------------
     Total liabilities and policyowners' surplus$7,852.3             $7,327.6
-----------------------------------------------------------------------------



COMBINED STATEMENT OF OPERATIONS

 for years ended December 31,1996, and l995         1996 (in millions)   1995
-----------------------------------------------------------------------------
  Revenues:
    Insurance premiums and other considerations $  401.1             $  390.0
    Policy and contract charges                     46.5                 39.8
    Net investment income                          471.8                478.9
    Realized investment gains                        6.6                  8.2
    Other income                                     3.8                   .1
-----------------------------------------------------------------------------
      Total revenues                               929.8                917.0
-----------------------------------------------------------------------------
   Benefits and expenses:
     Policy benefits                            $  381.4             $  346.7
     Interest expense on annuities
       and financial products                      261.6                283.1
     Underwriting, acquisition and insurance
       expenses                                    110.2                100.3
     Amortization                                   49.8                 41.2
     Dividends to policyowners                      26.3                 24.7
     Interest expense on surplus notes               5.1                 ----
     Other operating expenses                        8.9                 42.7
-----------------------------------------------------------------------------
     Total benefits and expenses                   843.3                838.7
-----------------------------------------------------------------------------
   Income before income tax expense                 86.5                 78.3
   Income tax expense                               34.4                 32.7
-----------------------------------------------------------------------------
     Net income                                   $ 52.1               $ 45.6
-----------------------------------------------------------------------------

 The accompanying notes are an integral part of the financial statements.


COMBINED STATEMENT OF POLICYOWNERS' SURPLUS


Policyowners' surplus at beginning of year        $548.9               $430.7
Net income                                          52.1                 45.6
Unrealized appreciation
(depreciation) of securities, net                  (28.2)                72.6
-----------------------------------------------------------------------------
Policyowners' surplus at end of year              $572.8               $548.9
-----------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.



COMBINED STATEMENT OF CASH FLOWS




 for years ended December 31,1996, and l995         1996 (in millions)   1995
-----------------------------------------------------------------------------
Cash flows from operating activities:
------------------------------------------------------------------------------
Net Income                                      $   52.1             $   45.6

Adjustments  to  reconcile   net  income  to  net  cash  provided  by  operating
  activities:
Amortization                                        49.8                 41.2
Depreciation                                         9.2                  8.6
Deferred  taxes                                      1.8                  7.0
Realized  investment  gains                         (6.6)                (8.2)
Policy acquisition  costs                          (69.3)               (61.2)
Interest  credited to deposit  liabilities         254.7                274.2
Fees  charged to deposit  liabilities              (19.8)               (19.5)
Amortization  of investment  income                 (6.2)               (10.9)
Increase in insurance liabilities                   93.9                110.5
Increase in assets                                 (44.4)               (72.1)
Increase in liabilities                             19.6                 14.7
------------------------------------------------------------------------------
Net cash provided by operating activities          334.8                329.9
------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases:
Fixed maturities, Held to Maturity                (194.4)              (390.1)
Fixed maturities, Available for Sale              (477.7)              (234.9)
Equity securities                                  (24.7)                (1.1)
Mortgage loans                                    (169.1)              (159.9)
Real estate                                         (3.9)                (2.2)
Short term and other invested assets                (2.6)                 (.4)

  Proceeds from sales, calls or maturities:
Fixed maturities, Held to Maturity                 158.8                290.1
Fixed maturities, Available for Sale               466.4                145.7
Equity securities                                   28.7                 14.7
Mortgage loans                                     175.0                115.7
Real estate                                          3.1                  3.4
Short term and other invested assets                27.6                  4.6
-----------------------------------------------------------------------------
Net cash used by investing activities              (12.8)              (214.4)
-----------------------------------------------------------------------------
Cash flows from financing activities:
Proceeds from issuance of surplus notes             75.0                 ---
Deposits to insurance liabilities                  595.2                471.7
Withdrawals from insurance liabilities            (984.6)              (587.8)
Policyowner dividends                                3.6                   .7
Increase in policy loans                            (1.9)                (3.6)
------------------------------------------------------------------------------
Net cash used by financing activities             (312.7)              (119.0)
------------------------------------------------------------------------------
Net increase (decrease) in cash
   and cash equivalents                              9.3                 (3.5)
------------------------------------------------------------------------------
Cash and cash equivalents beginning of year         10.9                 14.4
------------------------------------------------------------------------------
Cash and cash equivalents end of year           $   20.2             $   10.9
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Basis of Presentation
American United Life Insurance Company(R) (AUL) is an Indiana-domiciled mutual life insurance company with headquarters in Indianapolis. AUL is licensed to do business in 47 states and the District of Columbia. AUL offers individual life insurance and annuities, group life and disability insurance and pension products through career agents working in a distribution network of general agency offices. AUL also offers reinsurance services. The combined financial statements include the accounts of the Company and its affiliate, The State Life Insurance Company (State Life). Significant intercompany transactions have been excluded.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). As of January 1, 1996, AUL adopted Financial Accounting Standards Board (FASB) Statement No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts, and Financial Accounting Standards Board Interpretation No. 40 (FIN40), 'Applicability of Generally Accepted Accounting Principles for Mutual Life Insurance and Other Enterprises.' SFAS120 requires financial statements prepared in accordance with generally accepted accounting principles to apply all applicable authoritative GAAP pronouncements. The cumulative effect of applying SFAS No. 120 primarily consists of the initial deferral of acquisition costs, the establishment of deferred taxes, the change in methodology for insurance reserves, the elimination of the statutory asset valuation reserve and the effect of classifying certain fixed maturity investments as available for sale. The effect of the changes has been reported retroactively through restatement of the financial information as of January 1, 1994. As a result of restating the 1995 financial statements, combined net income was increased by $1.4 million, and combined policyowners' surplus increased $239.8 million.

AUL also files financial statements with insurance regulatory authorities which are prepared on the basis of statutory accounting practices which are significantly different from financial statements prepared in accordance with GAAP. These differences are described in detail in Note 9 - Statutory Information.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS
Fixed maturity securities which may be sold to meet liquidity and other needs of the Company are categorized as available for sale and are stated at fair value. Fixed maturity securities which the Company has the positive intent and ability to hold to maturity are categorized as held-to-maturity and are stated at amortized cost. Equity securities are stated at fair value. Mortgage loans on real estate are carried at amortized cost less an impairment allowance for estimated uncollectible amounts. Real estate is reported at cost less allowances for depreciation. Depreciation is provided (straight line) over the estimated useful lives of the related assets. Investment real estate is net of accumulated depreciation of $28.8 million and $28.3 million at December 31, 1996 and 1995, respectively. Depreciation expense for investment real estate amounted to $2.4 million and $2.6 million for 1996 and 1995, respectively. Policy loans are carried at their unpaid balance. Other invested assets are reported at cost plus the Company's equity in undistributed net equity since acquisition. Short term investments include investments with maturities of one-year or less and are carried at cost which approximates market. Short term certificates of deposit and savings certificates are considered to be cash equivalents. The carrying amount for cash and cash equivalents approximates market.

Realized gains and losses on sale or maturity of investments are based upon specific identification of the investments sold and do not include amounts allocable to separate accounts. At the time a decline in value of an investment is determined to be other than temporary, a provision for loss is recorded which is included in realized investment gains and losses. Unrealized gains and losses, resulting from carrying available-for-sale securities at fair value, are reported in policyowners' surplus, net of deferred income taxes.

DEFERRED POLICY ACQUISITION COSTS
Those costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable. Such costs include commissions, certain costs of policy underwriting and issue and certain variable agency expenses. These costs are amortized with interest as follows:

For participating whole life insurance products, over the lesser of 30 years or the lifetime of the policy in relation to the present value of estimated gross margins from expenses, investments and mortality, discounted using the expected investment yield.

For universal life-type policies and investment contracts, over the lesser of the lifetime of the policy or 30 years for life policies or 20 years for other policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality and expense margins, discounted using the interest rate credited to the policy.

For term life insurance products and life reinsurance policies, over the lesser of the benefit period or 30 years for term life or 20 years for life reinsurance policies in relation to the ratio of anticipated annual premium revenue to the anticipated total premium revenue, using the same assumptions used in calculating policy benefits.

For miscellaneous group life and individual and group health policies, straight line over the expected life of the policy.

For credit insurance policies, the deferred acquisition cost balance is primarily equal to the unearned premium reserve multiplied by the ratio of deferrable commissions to premiums written.

Recoverability of the unamortized balance of deferred policy acquisition costs is evaluated regularly. For universal life-type contracts, investment contracts and participating whole life policies, the accumulated amortization is adjusted (increased or decreased) whenever there is a material change in the estimated gross profits or gross margins expected over the life of a block of business in order to maintain a constant relationship between cumulative amortization and the present value of gross profits or gross margins. For most other contracts, the unamortized asset balance is reduced by a charge to income only when the present value of future cash flows, net of the policy liabilities, is not sufficient to cover such asset balance.

ASSETS HELD IN SEPARATE ACCOUNTS
Separate accounts are funds on which investment income and gains or losses accrue directly to certain policyholders, primarily variable annuity contracts and equity-based pension and profit sharing plans. The assets of these accounts are legally segregated, and are valued at fair value. The related liabilities are recorded at amounts equal to the underlying assets; the fair value of these liabilities is equal to their carrying amount.

PROPERTY AND EQUIPMENT
Property and equipment includes real estate owned and occupied by the Company. Property and equipment is carried at cost, net of accumulated depreciation of $35.9 million and $30.1 million as of December 31, 1996 and 1995, respectively. The Company provides for depreciation of property and equipment using the straight-line method over its estimated useful life. Depreciation expense for 1996 and 1995 was $6.8 million and $6.0 million, respectively.

PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS
The premiums and benefits for whole life and term insurance products and certain annuities with life contingencies (immediate annuities) are fixed and guaranteed. Such premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

Universal life policies and investment contracts are policies with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyholder, premiums paid by the policyholder or interest accrued to policyholder balances. The amounts collected from policyholders for these policies are considered deposits, and only the deductions during the period for cost of insurance, policy administration and surrenders are included in revenue. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

RESERVES FOR FUTURE POLICY AND CONTRACT BENEFITS
Liabilities for future policy benefits for participating whole life policies are calculated using the net level premium method and assumptions as to interest and mortality. The interest rate is the dividend fund interest rate and the mortality rates are those guaranteed in the calculation of cash surrender values described in the contract. Liabilities for future policy benefits for term life insurance and life reinsurance policies are calculated using the net level premium method and assumptions as to investment yields, mortality and withdrawals. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued. Liabilities for future policy benefits on universal life and investment contracts consist principally of policy account values plus certain deferred policy fees which are amortized using the same assumptions and factors used to amortize the cost of policies produced. If the future benefits on investment contracts are guaranteed (immediate annuities with benefits paid for a period certain) the liability for future benefits is the present value of such guaranteed benefits. Claim liabilities include provisions for reported claims and estimates based on historical experience, for claims incurred but not reported.

INCOME TAXES
The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the temporary differences in the assets and liabilities determined on a tax and financial reporting basis.

2. Investments:
The amortized cost and fair value of investments in fixed maturity securities by type of investment were as follows:

                                                                             December 31, 1996
------------------------------------------------------------------------------------------------------------------
                                                                       Gross          Gross          Estimated
                                                       Amortized     Unrealized    Unrealized          Market
                                                          Cost          Gains         Losses           Value
-----------------------------------------------------------------------------------------------------------------
  Available for sale:                                                    (in millions)
  Obligations of U.S. government, states,
     political subdivisions and foreign governments  $   85.2       $   1.9         $  1.3         $    85.8
  Corporate securities                                1,000.0          33.9            7.0           1,026.9
  Mortgage-backed securities                            463.0          19.1            1.4             480.7
-----------------------------------------------------------------------------------------------------------------
                                                     $1,548.2       $  54.9         $  9.7         $ 1,593.4
-----------------------------------------------------------------------------------------------------------------

Held to maturity:
Obligations of U.S. government, states,
    political subdivisions and foreign governments  $  132.0        $   5.5         $  1.1         $   136.4
Corporate securities                                 1,891.1          100.1           14.0           1,977.2
Mortgaged-backed securities                            990.5           44.9            4.4           1,031.0
-----------------------------------------------------------------------------------------------------------------
                                                    $3,013.6        $ 150.5         $ 19.5         $ 3,144.6






                                                                             December 31, 1995
------------------------------------------------------------------------------------------------------------------
                                                                       Gross          Gross          Estimated
                                                       Amortized     Unrealized    Unrealized          Market
                                                          Cost          Gains         Losses           Value
-----------------------------------------------------------------------------------------------------------------
  Available for sale:                                                    (in millions)
  Obligations of U.S. government, states,
     political subdivisions and foreign governments  $   50.7       $   3.7         $   .1         $    54.3
  Corporate securities                                  925.3          63.5            2.0             986.8
  Mortgage-backed securities                            543.2          44.7             .2             587.7
-----------------------------------------------------------------------------------------------------------------
                                                     $1,519.2       $ 111.9         $  2.3         $ 1,628.8
-----------------------------------------------------------------------------------------------------------------

Held to maturity:
Obligations of U.S. government, states,
    political subdivisions and foreign governments  $  135.0        $  10.7         $   .3         $   145.4
Corporate securities                                 1,817.7          174.8            1.5           1,991.0
Mortgaged-backed securities                          1,029.7           89.7             .2           1,119.2
-----------------------------------------------------------------------------------------------------------------
                                                    $2,982.4        $ 275.2         $  2.0         $ 3,255.6


The amortized costs and fair value of fixed maturity securities at December 31, 1996, by contractual average maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                              Available for Sale             Held to Maturity
Total
                                            Amortized        Fair         Amortized       Fair
Amortized       Fair
 (in millions)                                Cost          Value            Cost        Value
Costs        Value
-----------------------------------------------------------------------------------------------------------------------------
Due in one year or less                   $   85.1     $    85.7          $   62.7   $   63.4        $  147.8
$   149.1
Due after one year through five years        369.2         370.8             704.0      727.6
1,073.2       1,098.4
Due after five years through ten years       363.0         376.7             800.8      841.8
1,163.8       1,218.5
Due after ten years                          267.9         279.5             455.6      480.8
723.5         760.3
-----------------------------------------------------------------------------------------------------------------------------
                                           1,085.2       1,112.7           2,023.1    2,113.6
3,108.3       3,226.3
Mortgage-backed securities                   463.0         480.7             990.5    1,031.0
1,453.5       1,511.7
-----------------------------------------------------------------------------------------------------------------------------
                                          $1,548.2     $ 1,593.4          $3,013.6   $3,144.6       $ 4,561.8
$ 4,738.0
=============================================================================================================================


Net investment income consistent of the following:



 December 31,1996,and l995                          1996 (in millions)   1995
-----------------------------------------------------------------------------
    Fixed maturity securities                    $  364.0             $  369.4
    Equity securities                                2.0                  2.9
    Mortgage loans                                 104.4                104.4
    Real estate                                     10.8                 10.7
    Policy loans                                     9.0                  9.2
    Other                                            6.1                  4.5
-----------------------------------------------------------------------------
    Gross investment income                        496.3                501.1
    Investment expenses                             24.5                 22.2
-----------------------------------------------------------------------------
    Net investment income                      $   471.8             $  478.9
-----------------------------------------------------------------------------

Net realized investment gains and losses include write downs and changes in the reserve for losses on mortgage loans and foreclosed real estate of $.5 million and $1.5 million for 1996 and 1995, respectively. Proceeds from the sales, maturities or calls of investments in fixed maturities during 1996 and 1995 were approximately $609.0 million and $435.8 million, respectively. Gross gains of $12.0 million and $9.1 million, and gross losses of $6.9 million and $2.9 million were realized in 1996 and 1995, respectively. The changes in unrealized appreciation (depreciation) of fixed maturities amounted to approximately $(64.3) million and $156.5 million in 1996 and 1995, respectively.

At December 31, 1996, the unrealized appreciation on equity securities of approximately $1.4 million is comprised of $3.0 million in unrealized gains and $1.6 million of unrealized losses and has been reflected directly in policyowners' surplus. The change in the unrealized appreciation (depreciation) of equity securities amounted to approximately $(1.1) million and $1.2 million in 1996 and 1995, respectively.

The Company maintains a diversified mortgage loan portfolio and exercises internal limits on concentrations of loans by geographic area, industry, use and individual mortgagor. Mortgage loans on various properties in nine states (California, Florida, North Carolina, Indiana, Texas, Illinois, Georgia, Kentucky and Ohio) account for approximately 62% of the fair value of the mortgage loan portfolio. Approximately $163.9 million of mortgage loans have been issued on 67 geographically diversified properties of 8 large retailers.

The Company has outstanding mortgage loan commitments at December 31, 1996, of approximately $67.9 million.

As of December 31, 1996, the carrying value of investments that produced no income for the previous twelve month period was $9.7 million.

3.  Insurance Liabilities:
At December 31, 1996 and 1995, insurance liabilities consisted of the following:




                                                                                                           (in
millions)
-------------------------------------------------------------------------------------------------------------------------------
                                                                Mortality
Interest
                                               Withdrawal     or morbidity
rate
                                               assumption       assumption           assumption
1996         1995
-------------------------------------------------------------------------------------------------------------------------------
Future policy benefits:
  Participating whole life contracts       Company experience    Company experience   2.5% to 6.0%   $  554.9
$   520.0
  Universal life-type contracts                   N/A               N/A               N/A
352.0         334.9
  Other individual life contracts          Company experience    Company experience   6.8% to 10.0%
183.6         160.3
  Accident and health                             N/A               N/A               N/A
43.7          43.3
  Annuity products                                N/A               N/A               N/A
4,397.1       4,546.8
  Group life and health                           N/A               N/A               N/A
157.3         150.5
Other policyowner funds                           N/A               N/A               N/A
176.2         171.7
Pending policy owner claims                       N/A               N/A               N/A
137.6         130.4
-------------------------------------------------------------------------------------------------------------------------------
Total insurance liabilities                                                                         $ 6,002.4
$ 6,057.9
===============================================================================================================================



Participating life insurance policies under generally accepted accounting principles represent approximately 11% and 12% of the total individual life insurance in force at December 31, 1996 and 1995, respectively. Participating policies represented approximately 40% of life premium income for both 1996 and 1995. The amount of dividends to be paid is determined annually by the Board of Directors.

4. Employees' and Agents' Benefit Plans:

The Company has a noncontributory defined benefit pension plan covering substantially all employees. Company contributions to the employee plan are made annually in an amount between the minimum ERISA required contribution and the maximum tax-deductible contribution. Contributions made to the Plan were $2.4 million in 1996 and $2.2 million in 1995. The net periodic pension cost was $.6 million and $1.6 million for the year ended December 31, 1996 and 1995, respectively. This includes service cost of $3.5 million and $.8 million, interest cost of $1.4 million and $1.3 million, and return on plan assets of $4.3 million and $.5 million for the year ended December 31, 1996 and 1995, respectively.

The following benefit information for the employees' defined benefit plan was determined by outside actuaries as of January 1, 1996 and 1995, respectively, the most recent actuarial valuation dates.


                                                    1996 (in millions)   1995
-----------------------------------------------------------------------------
  Actuarial  present value of accumulated  benefits for the  employees'  defined benefit plan:
      Vested                                    $  20.1             $   18.2
      Nonvested                                      .2                   .2
-----------------------------------------------------------------------------
                                                $  20.3             $   18.4
-----------------------------------------------------------------------------
  Related net assets available for plan
    benefits                                    $  28.8             $   25.1
------------------------------------------------------------------------------

The Company has a defined contribution plan covering employees who have completed one full calendar year of service. Annual contributions are made by the Company in amounts based upon the Company's financial results. Company contributions to the plan during 1996 and 1995 were $1.7 million and $1.2 million, respectively.

The Company has a defined contribution pension plan and a 401(k) plan covering substantially all of the agents, except general agents. Contributions of 3% defined commissions (plus 3% for commissions over the Social Security wage base) are made to the pension plan. An additional contribution of 3% of defined commissions are made to a 401(k) plan. Company contributions expended for these plans for 1996 and 1995 were $612,000 and $606,000, respectively.

The funds for all plans are held by the Company under deposit administration and group annuity contracts.

The Company also provides certain health care and life insurance benefits (postretirement benefits) for retired employees and certain agents (retirees). Substantially all employees and agents may become eligible for such benefits if they reach retirement age while working for the Company.

The net periodic postretirement benefit cost was $956,000 and $986,000 for the year ended December 31, 1996 and 1995, respectfully. This includes service cost of $255,000 and $253,000, interest cost of $645,000 and $688,000, amortization of unrecognized loss of $56,000 and $45,000 for the year ended December 31, 1996 and 1995, respectively.


Accrued postretirement benefits as of December 31 were as follows:

                                                   1996 (in millions)   1995
-----------------------------------------------------------------------------
  Accumulated postretirement benefit obligation (APBO):
    Retirees and their dependents               $   4.6             $    5.6
    Active employees fully eligible to retire
      and receive benefits                          2.6                  2.4
    Active employees not fully eligible             2.7                  1.3
    Unrecognized loss                              (1.0)                (1.5)
-----------------------------------------------------------------------------
  Total APBO                                    $   8.9             $    7.8
-----------------------------------------------------------------------------


The assumed discount rate used in determining the accumulated postretire- ment benefit was 7.25% and the assumed health care cost trend rate was 10% graded to 6% over 50 years. Compensation rates were assumed to increase 6% at each year end. The health coverage for retirees and 65 and over is capped in the year 2000. The health care cost trend rate assumption has an effect on the amounts reported. An increase in the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $178,000 and increase the accumulated postretirement benefit cost for 1996 by $77,000.

5.  Federal Income Taxes:

A reconciliation of the income tax attributable to continuing operations computed at U.S. federal statutory tax rates to the income tax expense included in the statement of operations follows:


  for years ended December 31, 1996 and 1995       1996 (in millions)   1995
-----------------------------------------------------------------------------
  Income tax computed at statutory tax rate     $  30.3             $   27.4
    Bond discount accrual and investment           (4.0)                (4.0)
    Mutual company differential earnings amount     7.5                  3.4
    Other                                            .6                  5.9
-----------------------------------------------------------------------------
  Federal income tax                            $  34.4             $   32.7
-----------------------------------------------------------------------------


The components of the provision for income taxes on earnings included current tax provisions of $32.6 million and $25.7 million for the year ended December 31, 1996 and 1995, respectively, and deferred tax expense of $1.8 million and $7.0 million for the year ended December 31, 1996 and 1995, respectively.

Deferred income tax assets (liabilities):

                                                   1996 (in millions)   1995
-----------------------------------------------------------------------------
  Deferred policy acquisition costs             $(110.9)            $ (104.5)
  Investments                                     (8.1)               (16.6)
  Insurance liabilities                           139.0                132.5
  Unrealized appreciation of securities           (11.2)               (28.6)
  Other                                            (4.9)                 5.5
-----------------------------------------------------------------------------
  Deferred income tax assets (liabilities)      $   3.9             $  (11.7)
-----------------------------------------------------------------------------


Federal income taxes paid were $39.0 million and $18.2 million for 1996 and 1995, respectively.

6.  Reinsurance:

The Company is a party to various reinsurance contracts under which it receives premiums as a reinsurer and reimburses the ceding companies for portions of the claims incurred. At December 31, 1996 and 1995, life reinsurance assumed was approximately 67% and 65%, respectively, of life insurance in force.

The Company cedes that portion of the total risk on an individual life in excess of $1,000,000. For accident and health and disability policies, the Company has established various limits of coverage it will retain on any one policy owner and cedes the remainder of such coverage.

Certain statistical data with respect to reinsurance follows:


  for years ended December 31, 1996 and 1995       1996 (in millions)   1995
-----------------------------------------------------------------------------
  Direct statutory premiums                     $ 353.1             $  352.3
  Reinsurance assumed                             214.8                209.7
  Reinsurance ceded                               109.8                103.8
-----------------------------------------------------------------------------
  Net premiums                                    458.1                458.2
-----------------------------------------------------------------------------
  Reinsurance recoveries                        $  73.5             $   77.3
-----------------------------------------------------------------------------


The Company accounts for all reinsurance agreements as transfers of risk. If companies to which reinsurance has been ceded are unable to meet obligations under the reinsurance agreements, the Company would remain liable. Five reinsurers account for approximately 64% of the Company's December 31, 1996 ceded reserves for life and accident and health insurance. The remainder of such ceded reserves is spread among numerous reinsurers.

7. Surplus Notes and Lines of Credit:

On February 16, 1996, the Company issued $75 million of Surplus Notes, due March 30, 2026. Interest is payable semi-annually on March 30, and September 30 at a 7.75% annual rate. Any payment of interest on or principal of the Notes may be made only with the prior approval of the Commissioner of the Indiana Department of Insurance. The Surplus Notes may not be redeemed at the option of AUL or any holder of the Surplus Notes. Interest paid during 1996 was $3.6 million. The Company has available a $125 million committed credit facility. No amounts have been drawn as of December 31, 1996.

8. Commitments and Contingencies:

Various lawsuits have arisen in the ordinary course of the Company's business. In each of the matters, the Company believes the ultimate resolution of such litigation will not result in any material adverse impact to operations or financial condition of the Company.

9. Statutory Information:

The Company and its affiliate, State Life, prepare statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Indiana Department of Insurance. Prescribed statutory accounting practices (SAP) currently include state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state, as well as practices described in National Association of Insurance Commissioners'(NAIC) publications.

A reconciliation of SAP surplus to GAAP surplus at December 31 follows:


  for years ended December 31, 1996 and 1995       1996 (in millions)   1995
-----------------------------------------------------------------------------
  SAP Surplus                                   $ 407.9             $  309.1
  Deferred policy acquisition costs               362.7                343.2
  Adjustments to policy reserves                 (278.3)              (285.0)
  Asset valuation and interest maintenance
     reserves                                     106.4                105.2
  Unrealized gain on invested assets               17.4                 49.9
  Surplus notes                                   (75.0)                ----
  Deferred income taxes                            16.8                 15.6
  Other, net                                       14.9                 10.9
-----------------------------------------------------------------------------
  GAAP surplus                                  $ 572.8             $  548.9
-----------------------------------------------------------------------------



A reconciliation of SAP net income to GAAP net income for the years ended December 31 follows:


 for years ended December 31, 1996 and 1995       1996 (in millions)   1995
-----------------------------------------------------------------------------
  SAP Income                                    $  51.4             $   44.2
  Deferred policy acquisition costs                19.5                 20.1
  Adjustments to policy reserves                  (15.0)               (10.7)
  Deferred income taxes                            (1.5)                (6.7)
  Other, net                                       (2.3)                (1.3)
-----------------------------------------------------------------------------
  GAAP net income                               $  52.1             $   45.6
-----------------------------------------------------------------------------


Life insurance companies are required to maintain certain amounts of assets on deposit with state regulatory authorities. Such assets had an aggregate carrying value of $4.5 million at December 31, 1996.

10. Fair Value of Financial Instruments:

The disclosure of fair value information about certain financial instruments based primarily on quoted market prices. The fair values of short-term investments and accrued investment income approximate the carrying amounts reported in the balance sheets. Fair values for fixed maturity set and equity securities, and surplus notes are based on quoted market prices where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

The fair value of the aggregate mortgage loan portfolio was estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for similar maturities.

The estimated fair values of the liabilities for policyholder funds approximate the statement values because interest rates credited to account balances approximate current rates paid on similar funds are not generally guaranteed beyond one year. Fair values for other insurance reserves are not required to be disclosed. However, the estimated fair values for all insurance liabilities are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The fair values of certain financial instruments along with their corresponding carrying values at December 31, 1996 and 1995 follows.



---------------------------------------------------------------------------------------------------
                                          1996         (in millions)               1995
                               Carrying                Fair             Carrying           Fair
                                Amount                 Value             Amount            Value
---------------------------------------------------------------------------------------------------
Fixed maturity securities:
  Available for sale            $1,593.4            $1,593.4         $ 1,628.8          $ 1,628.8
  Held to Maturity               3,013.6             3,144.6           2,982.4            3,255.6
Equity securities                   15.2                15.2              19.0               19.0
Mortgage loans                   1,114.6             1,186.3           1,124.7            1,229.1
Policy loans                       143.5               143.5             141.6              141.6
Surplus notes                       75.0                73.0              ---                ----
-------------------------------------------------------------------------------------------------

           LIFE AND ACCIDENT AND HEALTH COMPANIES-ASSOCIATION EDITION


                               QUARTERLY STATEMENT
                               as of June 30, 1997

                       OF THE CONDITION AND AFFAIRS OF THE

                     AMERICAN UNITED LIFE INSURANCE COMPANY

 NAIC Group Code: 0619 NAIC Company Code: 60895 Employer's ID Number: 35-0145825

       Organized under SPECIAL ACT OF UNITED STATES CONGRESS, made to the

                      INSURANCE DEPARTMENT OF THE STATE OF INDIANA

                          Pursuant to the Laws Thereof

Incorporated..................................................................................November 7, 1877
Commenced Business............................................................................November 7, 1877
Reincorporated........................................November 29, 1933 under the Laws of the State of Indiana
Statutory Home Office.........................................One American Square, Indianapolis, Indiana 46204
Main Administrative Office.......................One American Square Indianapolis, Indiana 46204 (317)263-1877
Mail Address.....................................................P.O. Box 368 Indianapolis, Indiana 46206-0368
Primary Location of Books and Records. ....... . One American Square Indianapolis, Indiana 46204 (317)263-1877
Annual Statement Contact.......................................Catherine B. Husman, FSA (317)263-1877 ext 1685

                                    OFFICERS
Jerry Doran Semler, Chairman of the Board, President and Chief Executive Officer

    Ray Stephen Radcliffe, FSA                  Jerry Lee Plummer                           William Russell Brown
      Executive Vice President                    Senior Vice President                       General Counsel and Secretary
    John Hardin Barbre                          George David Sapp                           Jack E Hufford
      Senior Vice President                       Senior Vice President                       Treasurer
    Charles David Lineback                      James Patrick Shanahan                      Catherine Bigot Husman, FSA
      Senior Vice President                       Senior Vice President                       Vice President and Chief Actuary
    James William Murphy                        Gerald Thomas Walker                        Scott Alex Kincaid
      Senior Vice President                       Senior Vice President                       VP and Chief Information Officer
                                                                                            Larry Sweany
                                                                                               Controller

                              DIRECTORS OR TRUSTEES

    Jerry Doran Semler, Chairman                Otto Nicholas Frenzel III                   Thomas Edward Reilly, Jr.
    Steven Claus Beering, M.D.                  David William Goodrich                      William Ray Riggs
    Arthur Lee Bryant, FSA                      William Patrick Johnson                     Yvonne Hawrany Shaheen
    James Milton Cornelius                      James Thomas Morris                         Frank Dilling Walker
    James Earl Dora                             Ray Stephen Radcliffe, FSA

State of Indiana
County of Marion

Jerry D. Semler, Chairman of the Board, President and Chief Executive Officer, and Larry Sweany, Controller, of the American United Life Insurance Company, being duly sworn each for himself deposes and says that they are the above described officers of the said insurer and that on the thirtieth day of June 1997, all of the herein described assets were the absolute property of the said insurer free and clear from any liens or claims thereon, except as herein stated, and that this statement is a full and true statement of all the assets and liabilities and of the condition and affairs of the said insurer as of the thirtieth day of June 1997, and of its income and deductions therefrom for the 6 months ended on that date, according to the best of their information, knowledge and belief, respectively.

This statement is to be subscribed and sworn to by two of the Company's Executive Officers and a statement of actuarial opinion as prescribed by the instructions of the annual statement is to be subscribed and sworn to by an actuary. Show titles of officers.

\s\ Jerry D. Semler                             \s\ Catherine B. Husman            \s\Larry Sweany
Chairman of the Board                           Vice President &                      Controller
President and Chief Executive Officer           Chief Actuary

Subscribed and sworn to before me this 5th day of August 1997          (A) Is this an original filing        Yes (X)  No( )
\s\ Rita M. Gentry                                             (B) If no: (i) state the amendment no. _____
Rita M. Gentry, County of Residence: Marion                                  (ii) Date filed                        _____
Notary public Commission expires May 25, 2001                       (iii) number of paper attached ____





                          STATEMENT AS OF JUNE 30,1997
                                     OF THE
                     American United Life Insurance Company
                                     ASSETS


                                        Current Statement Date
                                   1                   2                      3                  4                  5
                                                                                                                  December 31
                                                                                             Net Admitted Assets  Prior Year Net
                                Ledger Assets      Non-Ledger Assets     Assets not Admitted    (Cols. l+2-3)      Admitted Assets

1.   Bonds (Less $..liability for
     asset transfers with put
     options)...................4,287,885,441..................................................4,287,885,441......4,303,935,308
2.   Stocks:
    2.1 Preferred stocks. ..........3,318,780.......................................... ...........3,318,780..........3,329,440
    2.2 Common stocks..............37,410,141.....................................................37,410,141 .........7,671,445
3.    Mortgage loans on real estate:
    3.1 First liens.............1,073,416,360..................................................1,073,416,360......1,076,204,168
    3.2 Other than first liens................................................................................................
4.  Real estate:
    4.1 Properties occupied by the company (less
     $............encumbrances)....32,419,697............................................... .....32,419,697.........32,519,338
    4.2 Properties acquired in satisfaction of debt (less
     $............encumbrances).....6,895,972......................................................6,895,972..........3,010,724
    4.3. Investment real estate (less
     $............encumbrances)....42,753,863.....................................................42,753,863.........43,385,989
5.  Policy loans..................120,611,367....................................................120,611,367........121,679,425
6.  Premium notes, including $ ..................
    for first year premiums...................................................................................................
7.  Collateral loans.........................................................................................................
8.  Cash ($.....(8,303,709) )and short-term
    investments ($.15,080,000)......6,776,291......................................................6,776,291.........56,818,050
9.  Other invested assets..........39,136,246.....................................................39,136,246.........37,564,840
10. Aggregate write-ins for invested
    assets.........................14,740,925.....................................................14,740,925.........15,928,607
11. Subtotals, cash and invested assets
    (Lines 1 to 10................5,665,365,084...........................................(a)..5,665,365,084......5,702,047,334
12. Reinsurance ceded:
    12.1 Amounts recoverable from reinsures........4,093,437.......................................4,093,437..............(299)
    12.2 Commissions and expense allowances due....1,217,674.......................................1,217,674............929,302
    12.3 Experience rating and other refunds due...............................................................................
13. Electronic data processing
    equipment......................11,829,757............................3,822,569.................8,007,187..........8,644,813
14. Federal income tax recoverable.............................................................................................
15. Life insurance premiums and annuity
    considerations deferred and uncollected on in
    force (Less premiums on reinsurance ceded
    and less $.....1,879,042 loading).............56,737,736......................................56,737,736.........48,593,271
16. Accident and health premiums due and
    unpaid........................................15,031,248......................................15,031,248.........15,489,951
17. Investment income due and
    accrued.......................................80,478,086......................................80,478,086.........77,148,500
18. Net adjustment in assets and liabilities due to
    foreign exchange rates.....................................................................................................
19. Receivable from parent, subsidiaries and
    affiliates.................................................................................................................
20. Amounts receivable relating to uninsured accident
    and health plans...........................................................................................................
21. Other assets nonadmitted.......12,430,830...........................12,430,830.............................................
22. Aggregate write-ins for other than invested
    assets.........................41,063,209.......1,003,136............3,877,447................38,188,898.........47,267,781
23. Total assets excluding Separate Accounts
    Business (Lines 11 to 23)...5,730,688,879.....158,561,316...........20,130,846.............5,869,119,350......5,900,120,653
24. From Separate Accounts
    Statement...................1,368,071,563..................................................1,368,071,563......1,078,742,955
25. Total (Lines 23 and 24).....7,098,760,442.....158,561,316............20,130,846............7,237,190,913......6,978,863,608
    DETAILS OF WRITE-INS




1001. Securities receivable.......14,740,925......................................................14,740,925.........15,928,607
1002...........................................................................................................................
1003...........................................................................................................................
1098. Summary of remaining write-ins for Line 10 from
      overflow page............................................................................................................
1099. Totals (Lines 1001 thru 1003 plus 1098)
      (Line 10 above).............14,740,925......................................................14,740,925.........15,928,607
2201. Reinsurance accounts
      receivable..................30,792,093........806,662.......................................31,598,755.........40,666,127
2202. State ins guarantee fund assess
      rec..........................6,393,669.......................................................6,393,669..........6,586,289
2203. Miscellaneous Group Income
      accrued.......................................196,474..........................................196,474.............15,365
2298. Summary of remaining write-ins for Line 22 from
      overflow page................3,877,447...............................3,877,447...........................................
2299. Totals (Lines 2201 thru 2203 plus 2298)
      (Line 22 above).............41,063,209.......1,003,136...............3,877,447..............38,188,898.........47,267,781
(a) Includes $.................388,386 investments in parent, subsidiaries and affiliates.


   STATEMENT AS OF JUNE 30,1997 OF THE American United Life Insurance Company

                      LIABILITIES, SURPLUS AND OTHER FUNDS


                                                                                      1                            2
                                                                                    Current                   December 31
                                                                                    Statement Date            Prior Year
---------------------------------------------------------------------------------------------------------------------------------
1.  Aggregate reserve for life policies and contracts $..4,963,661,052 less $_____________
    included in Line 7.3 (including $........................  Modco Reserve)........4,963,661,052..........5,038,731,624
2.  Aggregate reserve for accident and health policies
   (including $ ...Modco Reserve)......................................................116,726,026.............84,047,607
3.  Supplementary contracts without life contingencies (including $..Modco
    Reserve).............................................................................1,694,554...............1,830,721
4.  Policy and contract claims:
     4.1 Life...........................................................................36,421,111..............39,129,522
     4.2 Accident and health............................................................56,094,408..............53,456,864
5.  Policyholders' dividend and coupon accumulations....................................59,724,999..............59,756,505
6.  Policyholders' dividends $1,974,971 and coupons$...due and unpaid....................1,974,971................2,310,276
7.  Provision for policyholders' dividends and coupons payable in following calendar year - estimated amounts:
     7.1  Dividends apportioned for payment to December 31, 1997........................18,275,271..............17,996,904
     7.2  Dividends not yet apportioned..................................................2,299,015...............2,417,404
     7.3  Coupons and similar benefits....................................................................................
8.   Amount provisionally held for deferred dividend policies not incldued in Line 7.......................................
9.  Premiums and annuity considerations received in advance less $ ....discount; including
     $............................... 1,775 accident and health premiums...................376,302................ 271,251
10.  Liability for premium and other deposit funds:
      10.1 Policyholder premiums, including $...deferred annuity liability...............2,517,603...............2,544,378
      10.2 Guaranteed interest contracts including $.....deferred annuity liability.......................................
      10.3 Other contract deposit funds, including $.....29,040,306 deferred annuity liability....................................................................37,991,701..............36,326,162
11.  Policy and contract liabilities not included elsewhere:
       11.1 Surrender values on canceled policies..........................................618,959.................779,703
       11.2 Provision for experience rating refunds,
            including $.accident and health experience rating refunds.....................................................
       11.3 Other amounts payable on reinsurance assumed...............................(3,415,628)........................
       11.4 Interest maintenance reserve................................................26,215,362..............25,778,475
12.  Commissions to agents due or accrued-life and annuity
            $2,225,139 accident and health $....................790,566..................3,015,705...............2,153,464
12A. Commissions and expense allowances payable on reinsurance assumed......................................................................2,079,814...............1,142,197
13.  General expenses due or accrued.....................................................1,371,905...............1,371,905
13A. Transfers to Separate Accounts due or accrued (net) (including $............
           (51,054,828) accrued for expense allowances recognized in reserves).........(51,292,476)............(40,141,291)
14.  Taxes, licenses and fees due or accrued, excluding federal income taxes.............10,867,879.............11,005,820
14A  Federal income taxes due or accrued, including $.on capital gains
     (excluding deferred taxes)...........................................................5,189,556..............9,438,705
15.  "Cost of collection"' on premiums and annuity considerations deferred and uncollected in excess of total loading  thereon......................................2,839,925..............2,004,056
16.  Unearned investment income...........................................................2,852,838..............2,853,678
17.  Amounts withheld or retained by company as agent or trustee.........................18,206,063.............15,289,169
18.  Amounts held for agents' account including $..2,312,195 agents' credit balances......2,312,195..............2,267,239
19.  Remittances and items not allocated.................................................35,352,395.............31,265,448
20.  Net adjustment in assets and liabilities due to foreign exchange rates...............................................
21.  Liability for benefits for employees and agents if not included above................................................
22.  Borrowed money $....... and interest thereon $............................unpaid.....................................
24.  Miscellaneous liabilities:
       24.1 Asset valuation reserve......................................................73,020,834.............73,352,970
       24.2 Reinsurance in unauthorized companies....................... ...................200,843................400,674
       24.3 Funds held under reinsurance treaties with unauthorized einsurer..............1,460,792..............1,308,829
       24.4 Payable to parent, subsidiaries and affiliates................................................................
       24.5 Drafts outstanding...............................................................13,153...............(276,634)
       24.6 Liability for amounts held under uninsured accident and health plans..........................................
       24.7 Funds held under coinsurance..................................................................................

25.  Aggregate write-ins for liabilities .................................................33,594,712.............33,494,208
26.  Total Liabilities excluding Separate Accounts business (Lines 1 to 25)............5,462,261,840..........5,512,307,833
27.  From Separate Accounts Statement..................................................1,368,071,563..........1,078,742,955
28.  Total Liabilities (Lines 26 and 27)...............................................6,830,333,403..........6,591,050,788
29.  Common capital stock..................................................................................................
30.  Preferred capital stock...............................................................................................
31.  Aggregate write-ins for other than special surplus funds..............................................................
32.  Surplus notes........................................................................75,000,000.............75,000,000
34.  Aggregate write-ins for special surplus funds.........................................................................
35.  Unassigned funds (surplus)..........................................................331,857,510............312,812,820
36.  Less treasury stock, at cost:
       (1) ................shares common (value included in Line 29 $........................)..............................
       (2) ................shares preferred (value included in Line 30 $.......................)............................
37.  Surplus (total Lines 31 + 32 + 33 + 34 + 35- 36) (including $...
     in Separate Accounts Statement).....................................................406,857,510............387,812,820
38.  Totals of Lines 29, 30 and 37.......................................................406,857,510............387,812,820
39.  Totals of Lines 28 and 38.........................................................7,237,190,913..........6,978,863,608
               DETAILS OF WRITE-INS
2501.  Accounts payable....................................................................7,611,474..............9,207,266
2502.  Amounts due reinsures..............................................................16,176,925.............14,454,817
2503.  Reserve for unclaimed funds...........................................................200,139................217,738
2598.  Summary of remaining write-ins for Line 25 from overflow page.......................9,606,175..............9,614,387
2599.  Totals (Lines 2501 thru 2503 plus 2598)(Line 25 above).............................33,594,712.............33,494,208
3101.......................................................................................................................
3102.......................................................................................................................
3103.......................................................................................................................
3198.  Summary of remaining write-ins for Line 31 from overflow page.......................................................
3199.  Totals (Lines 3101 thru 3103 plus 3198)(Line 31 above)..............................................................
3401.......................................................................................................................
3402.......................................................................................................................
3403.......................................................................................................................
3498. Summary of remaining write-ins for Line 34 from overflow page.........................................................
3499. Totals (Lines 3401 thru 3403 plus 3498)(Line 34 above)................................................................


   STATEMENT AS OF JUNE 30,1997 OF THE American United Life Insurance Company
                              SUMMARY OF OPERATIONS
                 (Excluding Unrealized Capital Gains and Losses)

                                                                           1                      2                  3

                                                                        Current Year          Prior Year       Prior Year Ended
                                                                         To Date              Year to Date      December 31

1.   Premiums and annuity consideration...............................220,109,053.............215,109,735........425,488,077
1A.  Deposit-type funds...............................................293,230,324.............258,409,176........537,242,735
2.   Considerations for supplementary contracts with life
     contingencies...................... ..................................38,347..................85,071............160,426
3.   Considerations for supplementary contracts without life
     contingencies and dividend accumulations..............................47,219..................37,997.............39,426
3A.  Coupons left to accumulate at interest..................................................................................
4.   Net investment income (includes $ ... equity in undistributed income or loss of subsidiaries)..................................220,291,924.............223,441,998.........448,627,558
4A.  Amortization of interest maintenance reserve (IMR).................2,031,083...............1,483,280...........3,367,820
4B.  Net gain from operations from Separate Accounts Statement................................................................
5.   Commissions and expenses ceded.....................................6,577,797...............6,654,240..........12,586,492
5A.  Reserve adjustments on reinsurance ceded...........................1,489,326...............1,227,551...........2,566,330
6.   Aggregate write-ins for miscellaneous income.......................2,010,769...............1,043,587............2,649,798
7.   Totals (Lines 1 to 6)............................................745,825,841.............707,492,635........1,432,728,663
8.   Death benefits....................................................64,144,842..............64,899,005..........122,653,076
9.   Matured endowments (excluding guaranteed annual pure
     endowments)..........................................................370,613.................345,895..............860,327
10.  Annuity benefits..................................................48,652,698..............47,714,721...........96,514,839
11.  Disability benefits and benefits under accident and health policies..........................................................38,163,104..............33,174,904...........71,435,992
11A. Coupons, guaranteed annual pure endowments and similar
     benefits.................................................................................................................
12.  Surrender benefits and other fund withdrawals....................325,438,669.............295,672,482..........608,245,645
13.  Group conversions......................................................7,847...................5,806...............11,489
14.  Interest on policy or contract funds...............................2,142,870...............3,107,321............6,289,171
15.  Payments on supplementary contracts with life
     contingencies........................................................219,489.................165,581..............361,424
16.  Payments on supplementary contracts without life contingencies and of dividend accumulations........................................................238,352.................287,755..............493,379
16A. Accumulated coupon payments..............................................................................................
17.  Increase in aggregate reserves for life and accident and health policies and contracts...........................................(42,392,154)............(44,984,518).........(76,383,555)
17A. Increase in liability for premium and other deposit funds. .........(921,635)..............1,001,596.............2,488,128
18.  Increase in reserve for supplementary contracts without life contingencies and for dividend and coupon accumulation............................................(136,167)..............(193,221).............(360,916)
19.  Totals (Lines 8 to 18)............................................435,928,528...........401,197,327............832,608,999
20.  Commissions on premiums and annuity considerations (direct business only)..............................................................27,458,447............25,400,388.............51,010,048
21.  Commissions and expense allowances on reinsurance assumed..........19,879,088............17,308,662.............35,242,773
22.  General insurance expenses.........................................53,551,050............44,056,850.............95,822,094
23.  Insurance taxes, licenses and fees, excluding federal income taxes..............................................................5,218,566.............4,627,213..............8,092,695
24.  Increase in loading on and cost of collection in excess of loading on deferred and uncollected premiums..................................(75,120)...............58,616................466,801
24A. Net transfers to or (from) Separate Accounts.......................181,410,734..........176,444,161............309,402,914
25.  Aggregate write-ins for deductions................................(27,175,186).........(12,540,332)............(2,904,278)
26.  Totals (Lines 19 to 25)...........................................696,196,108...........656,552,885..........1,329,742,045
27.  Net gain from operations before dividends to policyholders and before federal income taxes (Line 7 minus Line 26).............49,629,734............50,939,750............102,986,618
28.  Dividends to policyholders.........................................12,154,929............12,123,550.............22,230,819
29.  Net gain from operations after dividends to policyholders and before federal income taxes (Line 27 minus Line 28)...........37,474,805............38,816,200.............80,755,799
30.  Federal income taxes incurred (excluding tax on capital gains).............................................................14,784,369............12,538,633.............28,219,209
31.  Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)
     (Line 29 minus Line 30)............................................22,690,436............26,277,567.............52,536,590

32.  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR.........................................(2,323,015)..........(1,123,662).............(3,262,974)
33.  Net income (Line 31 plus Line 32)...................................20,367,421..........25,153,905..............49,273,616
                           CAPITAL AND SURPLUS ACCOUNT
34.  Capital and surplus, December 31, prior year.......................387,812,820.........289,363,821.............289,363,821
35.   Net income (Line 33)...............................................20,367,421..........25,153,905..............49,273,616
36.  Change in net unrealized capital gains or (losses).....................178,588...........1,742,834...............1,673,030
37.  Change in non-admitted assets and related items....................(2,033,287)..........(2,418,881).............(4,471,464)
38.  Change in liability for reinsurance in unauthorized companies..........199,831............(152,628)................(46,919)
39.  Change in reserve on account of change in valuation basis,
    (increase) or decrease..........................................................................................(19,014,847)
40.  Change in asset valuation reserve......................................332,136..........(3,374,358).............(1,592,868)
41.  Change in treasury stock..................................................................................................
42.  Other changes in surplus in Separate Accounts Statement...................................................................
43.  Capital changes:
      a.  Paid in..............................................................................................................
      b. Transferred from surplus (Stock Dividend).............................................................................
      c. Transferred to surplus................................................................................................
44.  Surplus adjustment
      a.  Paid in..............................................................................................................
      b. Transferred to capital (Stock Dividend)...............................................................................
      c. Transferred from capital..............................................................................................
      d. Change in surplus as a result of reinsurance..........................................................................
45.   Dividends to stockholders................................................................................................
46.  Aggregate write-ins for gains and losses in surplus.....................................75,000,000..............72,628,452
47.  Net change in capital and surplus for the year (Lines 35 thru 46)....19,044,689.........95,950,872..............98,448,999
48.  Capital and surplus, as of statement date (Lines 34+ 47)............406,857,509........385,314,693.............387,812,820
      DETAILS OF WRITE-INS
0601. Miscellaneous income.................................................2,010,769..........1,043,587...............2,649,798
0602...........................................................................................................................
0603...........................................................................................................................
0698. Summary of remaining write-ins for Line 6 from overflow page...........................................................
0699. Totals (Lines 0601 thru 0603 plus 0698),(Line 6 above)...............2,010,769..........1,043,587...............2,649,798
2501. Liability gains (losses)subject to IMR amortization...................................(2,612,422).............(2,612,422)
2502. Reserve adjustments on reinsurance assumed........................(26,575,714)...........(6,485)...............(204,510)
2503. Transfer of health reserves...........................................(599,972).........(520,697).............(1,082,363)
2598. Summary of remaining write-ins for Line 25 from overflow page...... ...... 500........(9,400,728)................995,017
2599. Totals (Lines 2501 thru 2503 plus 2598)(Line 25 above).............(27,175,186)......(12,540,332).............(2,904,278)
4601. Issuance of surplus notes.............................................................75,000,000..............75,000,000
4602. Transfer to separate account for reserve revaluation.........................................................(1,361,473)
4603. APBO calculation error.......................................................................................(1,010,074)
4698. Summary of remaining write-ins for Line 46 from overflow page...........................................................
4699. Totals (Lines 4601 thru 4603 plus 4698)(Line 46 above)................................75,000.000..............72,628,453


    STATEMENT AS OF JUNE 30,1997 OF THE AmericanUnited Life Insurance Company

                                    CASH FLOW

                                                                                              1                  2
                                                                                      Current Year     Prior Year Ended
                            Cash for Operations                                        to Date         December 31

1.    Premiums and annuity considerations.........................................219,694,530............419,170,789
2.    Deposit-type funds..........................................................286,994,509............526,298,866
3.    Considerations for supplementary contracts with life
      contingencies....................................................................38,347................160,426
4.    Considerations for supplementary contracts without life contingencies and dividend accumulations..........................................................47,219.................39,425
5.    Coupons left to accumulate at interest........................................................................
6.    Net investment income.......................................................219,564,247............455,471,134
7.    Commissions and expense allowances on reinsurance ceded.......................8,069,263.............13,906,271
8.    Aggregate write-ins for miscellaneous
      income......................................................................25,576,296...............3,556,563
9.    Total (Lines 1 to 8)............................................ ..........759,984,411...........1,418,603,474
10.   Death benefits..............................................................69,145,866.............122,253,453
11.   Matured endowments.............................................................370,613.................860,327
12.   Annuity benefits............................................................48,699,137..............96,620,686
13.   Disability benefits and benefits under accident and health policies....................................................................37,277,957..............63,819,047
14.   Coupons, guaranteed annual pure endowments and similar
      benefits......................................................................................................
15.   Surrender benefits and other fund withdrawals..............................325,553,014.............608,898,269
16.   Group conversions................................................................7,847..................11,489
17.   Interest on policy or contract funds.........................................2,163,120...............6,177,620
18.   Payments on supplementary contracts with life contingencies....................221,158.................359,756
19.   Payments on supplementary contracts without life contingencies and dividend accumulations........................................................238,972.................494,626
20.   Accumulated coupon payments...................................................................................
21.   Total (Lines 10 to 20).....................................................483,677,684.............899,495,273
22.   Commissions on premiums and annuity considerations..........................26,596,206..............51,254,194
23.   Commissions and expense allowances on reinsurance assumed...................18,941,472..............34,836,980
24.   General insurance expenses..................................................53,551,050..............95,573,946
25.   Insurance taxes, licenses and fees, excluding federal income taxes...........6,017,700...............9,396,880
26.   Net transfers to or (from) Separate Accounts...............................192,561,919..............328,677,755
27.   Aggregate write-ins for deductions............................................2,907,441...............4,625,125
28.   Total (Lines 21 to 27)......................................................784,253,471...........1,423,860,153
29.   Dividends paid to policyholders..............................................12,330,256..............20,963,866
30.   Federal income taxes (excluding tax on capital gains)........................19,033,518..............34,103,028
31.   Total (Lines 28 to 30)......................................................815,617,245...........1,478,927,047
32.   Net cash from operations (Line 9 minus Line 31).............................(55,632,834)...........(60,323,573)
                            Cash from Investments
33.   Proceeds from investments sold, matured or repaid:
      33.1 Bonds...................................................................236,374,132............589,808,355
      33.2 Stocks...................................................................29,663,112..............28,610,205
      33.3 Mortgage loans...........................................................45,929,528............171,820,125
      33.4 Real estate.................................................................482,627..............3,065,091
      33.5 Collateral loans..........................................................................................
      33.6 Other invested assets...........................................................................15,305,387
      33.7 Net gains or (losses) on cash and short -term investments.....................(123)...................(77)
      33.8 Miscellaneous proceeds....................................................1,187,682.......................
      33.9 Total investment proceeds (Lines 33.1 to 33.8)...........................13,636,958.............808,609,087
34.   Net tax on capital gains (losses)..............................................(885,919)...............3,670,335
35.   Total (Line 33.9 minus Line 34)..............................................314,522,877.............804,938,752

36.   Cost of investments acquired (Long-term only):
      36.1 Bonds...................................................................213,651,217.............619,035,335
      36.2 Stocks...................................................................58,559,000..............19,053,279
      36.3 Mortgage loan............................................................52,456,149.............158,974,250
      36.4 Real estate...............................................................1,401,447...............4,640,692
      36.5 Collateral loans...........................................................................................
      36.6 Other invested assets....................................................1,578,840...............28,920,874
      36.7 Miscellaneous applications........................................................................2,649,278
      36.8 Total investments acquired (Lines 36.1 to 36.7)........................327,646,653..............833,273,708
37.   Net increase (or decrease) in policy loans and premium notes................(1,068,058)................1,396,227
38.   Net cash from investments (Line 35 minus Line 36.8 minus (plus) Line 37)...(12,055,717)..............(29,731,183)
                            Cash from Financing and Miscellaneous Sources
39.   Cash provided:
      39.1 Surplus notes, capital and surplus paid in........................................................75,000,000
      39.2 Borrowed  money $..................  less amounts repaid $..................................................
      39.3 Other cash provided.....................................................20,681,259................26.642,878
      39.4 Total other cash provided (Lines 39.1 to 39.3)..........................20,681,259...............101,642,878
40.   Cash applied:
      40.1 Dividends to stockholderspaid................................................................................
      40.2 Interest on indebtedness.....................................................................................
      40.3 Other applications (net).................................................3,034,467.................26,979,594
      40.4 Total (Lines 40.1 and 40.3)..............................................3,034,467.................26,979,594
41.   Net cash from financing and  miscellaneous sources (Line 39.4 minus Line 41).17,646,792.................74,663,284

               RECONCILIATION OF CASH AND SHORT-TERM INVESTMENTS

42.   Net change in cash and short term investments (Line 32,  plus Line 38, plus Line
      40.4)......................................................................(50,041,759)...............(15,391,472)
43.   Cash and short-term investments:
      43.1 Beginning of year.......................................................56,818,050................72,209,522
      43.2 End of period (Line 42 plus Line 43.1)...................................6,776,291................56,818,050

      DETAILS OF WRITE-INS


0801.   Miscellaneous income........................................................1,829,660.................2,634,433
0802.   Transfers of health reserves..................................................599,972...................884,687
0803.   Reserve adjustment on reinsurance assumed..................................23,146,664....................37,443
0898.   Summary of remaining write-ins for Line 08 from overflow page..................................................
0899.   Totals (Lines 0801 thru 0803 plus 0898) ( Line 08 above)...................25,576,296.................3,556,563
2701.   Miscellaneous interests.....................................................2,906,941.................3,630,108
2702.   Fines and penalties...............................................................500.......................289
2703.   Group marketing service fee.............................................................................994,728
2798.   Summary of remaining write-ins for Line 27 from overflow page..................................................
2799.   Totals (Lines 2701 thru 2703 Plus 2798) (Line 27 above).....................2,907,441..................4,625,125

    STATEMENT AS OF JUNE 30,1997 OF THE American United Life Insurance Company
                         RECONCILIATION OF LEDGER ASSETS

                                                                                     1                              2
                                                                                   Current                  Prior Year Ended
                                                                                   Year to Date               December 31
                     INCREASES IN LEDGER ASSETS

1.  Premiums on life policies and annuity considerations............................168,594,277................320,802,367
1A  Deposit-type funds..............................................................286,994,509................526,298,866
2.  Accident and health cash premiums, including $...policy, membership and other fees.............................................................................51,100,252.................98,368,422
3.  Considerations for supplementary contracts with life contingencies...................38,347....................160,426
4.  Considerations for supplementary contracts without life contingencies, including
    $..........disability................................................................47,219.....................39,426
5.  Dividends left with the company to accumulate at interest.............................................................
5A. Coupons left with the company to accumlate at interest................................................................
6.  Gross investment income.........................................................231,690,014................479,728,581
7.  Increase in capital and paid in or contributed surplus................................................................
8.  Borrowed money gross $ .... less amount repaid $......................................................................
9.  Commissions and expense allowances on reinsurance ceded...........................6,289,424.................12,384,884
9A. Reserve adjustments on reinsurance ceded..........................................1,779,838..................1,521,387
10. From sale or maturity of ledger assets............................................6,064,208.................15,982,297
11. By adjustment in book value of ledger assets........................................207,319..................2,010,188
12. Aggregate write-ins for increases in ledger assets...............................32,840,180................183,536,415
13. Total increases in Ledger Assets (Lines 1 through 12)...........................785,645,590..............1,640,833,259
                     DECREASES IN LEDGER ASSETS
14. Policy and contract claims:
    14.1 Life........................................................................69,516,479................123,113,779
    14.2 Accident and health.........................................................37,277,957.................63,819,049
15. For annuities with life contingencies, excluding payments on supplementary contacts (including cash refundpayments)........................48,699,137.................96,620,686
16. Premium notes and liens voided by lapse, less $...............restorations............................................
17. Surrender benefits and other fund withdrawals...................................245,402,121................689,049,162
17A. Group conversions....................................................................7,847.....................11,489
17B. Interest on policy or contract funds.............................................2,163,120..................6,177,620
18.  Dividends to policyholders:
    18.1 Life insurance and annuities................................................11,221,142.................20,614,747
    18.2 Accident and health..........................................................1,109,114....................349,119
18A. Coupons, guaranteed annual pure endowments and similar benefits......................................................
19. Total Paid Policyholders........................................................415,396,918................999,755,651
20. Paid for claim on supplementary contracts:
    20.1 With life contingencies........................................................221,158....................359,756
    20.2 Without life contingencies.....................................................238,972....................494,626
    20.3 Total paid for claims an supplementary contracts (Lines 20.1 plus
          20.2).........................................................................460,129....................854,382
21. Dividends and interest thereon held on deposit disbursed..............................................................
21A. Coupons and interest thereon held on deposit disbursed...............................................................
22. Commissions to agents (direct business only):
    22.1 Life insurance and annuities, including $.......... 71,868 commuted commissions..................................................................19,394,211.................38,029,253
    22.2 Accident and health, including $...............14,857 commuted commissions...................................................................7,201,995.................13,224,940
    22.3 Policy, membership and other fees retained by agents..............................................................
    22.4 Total commissions to agents (Lines 22.1 through 22.3)........................26,596,206.................51,254,193
22A Commissions and expense allowances on reinsurance assumed.........................18,941,472.................34,836,980
23. General expenses..................................................................60,656,369................109,722,786
    23.1 Taxes, licenses and fees, excluding federal income taxes......................8,218,883.................13,995,404
    23.2 Federal income taxes, including $................ (885,919) on capital gains
     .................................................................................18,147,599.................37,773,363
24. Decrease in capital and paid in or contributed surplus.................................................................
25. Paid stockholders for dividends (cash $.......... stock $.............)................................................
26. Borrowed money repaid gross $.................. less amount borrowed $.................................................
27. Interest on borrowed money.............................................................................................
27A Net transfers to or (from) Separate Accounts......................................192,561,919...............328,677,755
28. From sale or maturity of Ledger assets..............................................6,805,172................10,036,637
29. By adjustment in book value of ledger assets........................................1,839,017.................3,974,340
30. Aggregate write-ins for decreases in ledger assets.................................80,243,704.................5,149,211
31. Total Decrease in Ledger Assets (Sum of Lines 19, 20.3, 21, 21A,
    and 22.4 through 30)..............................................................829,867,388.............1,596,030,702
                     RECONCILIATION
32. Amount of ledger assets December 31st of prior year.............................5,774,910,678.............5,730,108,121
33. Increase or (decrease) in ledger assets (Line 13 minus Line 31)..................(44,221,798)................44,802,557
34. Total = LedgerAssets as of statement date......................................5,730,688,879..............5,774,910,678


                     DETAILS OF WRITE-INS



1201. Miscellaneous income...........................................................1,829,660....................2,634,433
1202. Increase in amounts withheld/retained as agent or trustee......................2,916,894.............................
1203. Increase in accounts payable................................................................................3,274,239
1298. Summary of remaining write-ins for Line 12 from overflow page.................28,093,625...................77,627,743
1299. Totals (Lines 1201 thru 1203 plus 1298)(Line 12 above).....................  .32,840,180..................183,536,415
3001. Decreasein amounts due reinsurers....................................................................................
3002. Miscellaneous interest.........................................................2,906.941....................3,630,108
3003. Decrease in suspense..........................................................75,791,759.............................
3098. Summary of remaining write-ins for Line 30 from overflow page..................1,545,004....................1,519,103
3099. Totals (Lines 3001 thru 3003 plus 3098)(Line 30 above)........................80,243,704....................5,149,211


    STATEMENT AS OF JUNE 30,1997 OF THE American United Life Insurance Company

                           OVERFLOW PAGE FOR WRITE-INS


LQ002 Additional Aggregate Lines for Page 02 Line 22.
*ASSETS
2204  Prepaid expenses................................................2,990,178.......2,990,178
2005  Autos less depreciation...........................................887,269.........887,269
2297  Summary of remaining write-ins from Line 21 from Page 02........3,877,447.......3,877,447

LQ003 Additional Aggregate Lines for Page 03 Line 25.
*LIAB
2504. Interest on contract funds....................................................................343,779...............449,099
2505. Miscellaneous interest........................................................................231,530...............216,669
2506. Accumulated post  retirement benefits liability.............................................9,030,866.............8,948,619
2507.............................................................................................................................
2508.............................................................................................................................
2597. Summary of remaining write-ins for Line 25 from Page 03......................................9,606,175............9,614,387

LQ004 Additional Aggregate Lines for Page 04 Line 25.
*SUMOPS
2405. Separate account transfer credits..........................................................(9,901,016)......................
2505. Marketing services fees.......................................................................499,999................994,728
2506. Fines and penalties..................................................................500..........289...................289
2507.............................................................................................................................
2597. Summary of remaining write-ins for Line 25 from Page 04..............................500...(9,400,728)...............995,017

LQ006 Additonal Aggregate Lines for Page 06 Line 12.
*RECON
1204. Reserve adjustments on reinsurance assumed............................................................................37,442
1205. Increase in suspense..............................................................................................86,571,638
1206. Increase in ledger liabilities.............................................................2,443,823........................
1207. Increase in amounts due reinsurers.........................................................1,903,166..............15,133,976
1208. Transfer of health reserves..................................................................599,972.................884,687
1209. Increase in surplus notes balance.................................................................................75,000,000
1210. Other adjustments on reinsurance assumed.................................................23,146,664.........................
1297. Summary of remaining write-ins for Line 12 from Page 06..................................28,093,625..............177,627,743

LQ006 Additional Aggregate Lines for Page 06 Line 30.
*RECON
3004. Reserve adjustments on reinsurance assumed.................................................................................
3005. Fines and penalties............................................................................500......................289
3006. Transfer of health reserves................................................................................................
3007. Marketing services fees.............................................................................................994,728
3008. Decrease in amounts withheld/retained as agent or trustee...........................................................458,962
3009. Decrease in ledger liabilities.......................................................................................65,124
3010. Decrease in accounts payable.............................................................1,544,504.........................
3097. Summary of remaining write-ins for Line 30 from Page 06..................................1,545,504................1,519,103

LQ009 Additional Aggregate Lines for Page 09 Line 18.
*SCBPT1SN1
1804. Sold to another investor..........................................................................................2,878,748
1805. Loss on foreclosed mortgages....................................5,643,508..................................................
1897. Summary of remaining write-ins for line 18 from page 09.........5,643,508.........................................2,878,748

                                     PART II

Undertaking to File Reports

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking

Article IX, Section 1 of the by-laws of American United Life Insurance Company(R) ("AUL") provides as follows:

         The corporation shall indemnify any director or officer or former director or officer of the corporation against expenses actually and reasonably incurred by him (and for which he is not covered by insurance) in connection with the defense of any action, suit or proceeding (unless such action, suit or proceeding is settled) in which he is made a party by reason of being or having been such director or officer, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding, to be liable for negligence or misconduct in the performance of his duties. The corporation may also reimburse any director or officer or former director or officer of the corporation for the reasonable costs of settlement of any such action, suit or proceeding, if it shall be found by a majority of the directors not involved in the matter in controversy (whether or not a quorum) that it was to the interest of the corporation that such settlement be made and that such director or officer was not guilty of negligence or misconduct. Such rights of indemnification and reimbursement shall not be exclusive of any other rights to which such director or officer may be entitled under any By-law, agreement, vote of members or otherwise.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Section 26(e)(2) Representation

     AUL, the sponsoring insurance company of the AUL American Individual Variable Life Unit Trust, hereby represents that the fees and charges deducted under the Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by AUL.



Rule 6e-3(T)  Representation

     This filing is made pursuant to Rule 6e-3(T) and Rule 6e-3 under the Investment Company Act of 1940.


Contents of Registration Statement

     This Registration Statement on Form S-6 comprises the following papers and documents:

                  The facing sheet.
                  Reconciliation and tie.
                  The   Prospectus    consisting   of  92   pages    (including
                    illustrations).
                  The undertaking to file reports.
                  The undertaking  pursuant to Rule 484.
                  The representation pursuant to Section 26(e)(2).
                  The Rule 6e-3(T) representation.
                  The signatures.
                  Written consent of the following persons (included
                    in the exhibits shown below):
                    Independent Public Accountants
                    Dechert Price & Rhoads
                    Actuary

The following exhibits:

         1.       (1)    Resolution  of the Board of Directors of the  Depositor
                         dated July 10, 1997 concerning AUL American  Individual
                         Variable Life Unit Trust (1)

                  (2)    Inapplicable

                  (3)    (a) Inapplicable

                         (b) Inapplicable

                         (c) Schedule of Sales Commissions

                  (4)    Inapplicable

                  (5)    (a) Form of  Modified Single Premium Variable Life
                             Insurance Policy(4)

                         (b) Form of Last Survivor Rider (1)

                         (c) Form of Waiver of Monthly Deduction Disability (1)

                         (d) Form of Accelerated Death Benefit Rider (1)

                  (6)    (a) Articles of  Incorporation  of American United Life
                             Insurance Company(R)(2)

                         (b) Bylaws of American United Life Insurance Company(R)
                             (2)

                  (7)    Inapplicable

                  (8)    (a) Form of  Participation  Agreement  between American
                             United Life Insurance Company(R) and Alger American Fund (3)

                         (b) Form of  Participation  Agreement  between American
                             United  Life  Insurance   Company(R)  and  American
                             Century Variable Portfolios, Inc.(3)

                         (c) Form of  Participation  Agreement  between American
                             United  Life  Insurance   Company(R)  and  Fidelity
                             Variable Insurance Products Fund(2)

                         (d) Form of  Participation  Agreement  between American
                             United  Life  Insurance   Company(R)  and  Fidelity
                             Variable Insurance Products Fund II(2)

                         (e) Form of  Participation  Agreement  between American
                             United Life Insurance Company(R) and T. Rowe Price Equity Series, Inc.(3)

                  (9)    Inapplicable

                  (10) Form of Application for Modified Single Premium Variable Life Insurance Policy(1)

         2.       Opinion and consent of legal  officer of American  United Life
                  Insurance   Company(R) as to  legality   of   Policies   being
                  registered(1)

         3.       Inapplicable

         4.       Inapplicable

         5.       Inapplicable

         6.       Consent of Independent Accountants

         7.       Consent of Dechert Price & Rhoads

         8.       Opinion of Actuary(1)

         9.       Memorandum  Describing  Issuance,   Transfer,  and  Redemption
                  Procedures (4)

         10.      Powers of Attorney(1)
---------------

(1) Incorporated herein by reference to the Registration Statement for the Flexible Premium Adjustable Variable Life Insurance Policy funded by AUL American Individual Variable Life Unit Trust (File No. 333-32531) on Form S-6.

(2) Incorporated herein by reference to the Registration Statement of AUL Unit Trust (File No. 33-31375) on Form N-4.

(3) Incorporated herein by reference to the registration statement of AUL American Individual Unit Trust (File No. 33-79562) on Form N-4.

(4) Filed with the Registrant's initial registration statement on Form S-6 (File No. 333-32553) on July 31, 1997.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant, AUL American Individual Variable Life Unit Trust, has duly caused this pre-effective amendment no. 1 to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Indianapolis, and the state of Indiana, on the 18th day of November, 1997.

                               AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                                            (Registrant)

                               By:  American United Life Insurance Company

                               By:  Jerry D. Semler*
                                    Name:  Jerry D. Semler
                                    Title: Chairman of the Board, President,
                                           and Chief Executive Officer


                               AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                                            (Depositor)

                               By:  Jerry D. Semler*
                                    Name:  Jerry D. Semler
                                    Title: Chairman of the Board, President,
                                           and Chief Executive Officer


* By:  /s/ Richard A. Wacker
       ______________________
       Richard A. Wacker as attorney-in-fact

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
pre-effective amendment no. 1 to the registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name                      Capacity                                              Date

Jerry D. Semler*          Director, President, and Chief Executive Officer       November 18, 1997

James W. Murphy*          Principal Financial and Accounting Officer             November 18, 1997

Steven C. Beering, M.D.   Director                                               November 18, 1997

Arthur L. Bryant*         Director                                               November 18, 1997

James E. Cornelius*       Director                                               November 18, 1997

James E. Dora*            Director                                               November 18, 1997

Otto N. Frenzel III*      Director                                               November 18, 1997

David W. Goodrich         Director                                               November 18, 1997

William P. Johnson*       Director                                               November 18, 1997

James T. Morris           Director                                               November 18, 1997

R. Stephen Radcliffe*     Director                                               November 18, 1997

Thomas E. Reilly, Jr.     Director                                               November 18, 1997

William R. Riggs          Director                                               November 18, 1997

Yvonne H. Shaheen*        Director                                               November 18, 1997

Frank D. Walker*          Director                                               November 18, 1997


* By:  /s/ Richard A. Wacker
       _______________________________
       Richard A. Wacker as attorney-in-fact

* Powers of Attorney incorporated by reference herein.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               EXHIBITS FILED WITH
                                    FORM S-6



                For Registration Under the Securities Act of 1933
                     of Securities of Unit Investment Trust
                            Registered on Form N-8B-2




                AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                    OF AMERICAN UNITED LIFE INSURANCE COMPANY


Exhibit Number           Name of Exhibit

1.(3)(c)                 Schedule of Sales Commissions

6                        Consent of Independent Accountants

7                        Consent of Dechert Price & Rhoads